     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1998



                                                      REGISTRATION NO. 333-56503

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              OPEN SOLUTIONS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

               DELAWARE                                  7372                                  22-317350
    (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                            ------------------------

                            300 WINDING BROOK DRIVE
                         GLASTONBURY, CONNECTICUT 06033
                                 (860) 652-3155
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              DOUGLAS K. ANDERSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              OPEN SOLUTIONS INC.
                            300 WINDING BROOK DRIVE
                         GLASTONBURY, CONNECTICUT 06033
                                 (860) 652-3155
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                   MARK G. BORDEN, ESQ.                                      JOHN J. EGAN III, ESQ.
                 PHILIP P. ROSSETTI, ESQ.                                   JEFFREY C. HADDEN, ESQ.
                    HALE AND DORR LLP                                     GOODWIN, PROCTER & HOAR LLP
                     60 STATE STREET                                             EXCHANGE PLACE
               BOSTON, MASSACHUSETTS 02109                                BOSTON, MASSACHUSETTS 02109
                TELEPHONE: (617) 526-6000                                  TELEPHONE: (617) 570-1000
                 TELECOPY: (617) 526-5000                                   TELECOPY: (617) 523-1231

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                                                  PROPOSED
                                                                   PROPOSED       MAXIMUM
                                                                   MAXIMUM       AGGREGATE     AMOUNT OF
            TITLE OF EACH CLASS OF               AMOUNT TO BE   OFFERING PRICE    OFFERING    REGISTRATION
          SECURITIES TO BE REGISTERED            REGISTERED(1)   PER SHARE(2)     PRICE(2)       FEE(3)
----------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share........   3,220,000        $12.00       $38,640,000     $11,399
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------



(1) Includes 420,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.



(3) A registration fee of $11,800 was previously paid by the Registrant upon its initial filing of this Registration Statement.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                   JULY 17, 1998



                                2,800,000 SHARES


                             [OPEN SOLUTIONS LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 2,800,000 shares of Common Stock ("Common Stock") offered hereby, 2,617,000 are being sold by Open Solutions Inc. ("OSI" or the "Company") and 183,000 are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made for the listing of the Common Stock on the Nasdaq National Market under the symbol "OSIF."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                    PRICE              UNDERWRITING            PROCEEDS            PROCEEDS TO
                                      TO              DISCOUNTS AND               TO                 SELLING
                                    PUBLIC            COMMISSIONS(1)          COMPANY(2)         STOCKHOLDERS(2)
-------------------------------------------------------------------------------------------------------------------
Per Share .................           $                     $                     $                     $
-------------------------------------------------------------------------------------------------------------------
Total(3) ..................           $                     $                     $                     $
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information relating to indemnification of the Underwriters.


(2) Before deducting estimated expenses of $900,000, all of which will be payable by the Company.



(3) The Company and certain stockholders of the Company have granted to the Underwriters a 30-day option to purchase up to 420,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will
    be $               , $               , $               and $               ,
    respectively. See "Underwriting."

                            ------------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about               ,
1998.
BT ALEX. BROWN
                           CREDIT SUISSE FIRST BOSTON
                                                         WARBURG DILLON READ LLC
              THE DATE OF THIS PROSPECTUS IS               , 1998.

                             [OPEN SOLUTIONS LOGO]
              THE POWER OF CLIENT/SERVER


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


     Open Solutions Inc. is a registered trademark, and The Complete Banking Solution and The Complete Credit Union Solution are trademarks, of Open Solutions Inc. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

       [DESCRIPTION OF LEFT HALF OF INSIDE FRONT COVER FOLDOUT GRAPHICS]

Product Preview

Four images of screens from the OSI system "The Complete Banking Solution" are displayed along the left side of the page with text describing each screen immediately to the right.


(Screen 1) The screen is the home screen of the Customer Service
Representative module. The screen contains a command line at the top of a large yellow tickler field in the middle of the screen.

ENHANCED CUSTOMER SERVICE: Information concerning customers and prospects is easily captured, updated and accessed. The entire customer relationship can be viewed from any desktop, and the system prompts the user with timely suggestions, reminders and cross-selling opportunities. The result is customer service that is comprehensive, effective and personal.


(Screen 2) The screen is the "Edit Person" screen from the Customer
Service Representative Module. The screen contains a number of data elements on the left side of the screen and images of the customer's face and signature on the right.

COMPLETE CUSTOMER PROFILE: One screen displays the customer's photograph, signature, and other identifiers, eliminating the need for a driver's license or other identification.

(Screen 3) The screen is the "Payoff Inquiry" screen from the lending module. The screen contains a number of data elements at the top and detailed payoff information at the bottom that is adjustable with a scroll bar.

CONSOLIDATED PAYOFF INQUIRY/TRANSACTION: A loan payoff need not involve numerous computer transactions. Loan balance, interim interest charges, escrow balance, mortgage insurance premiums due, late charges and other relevant data can be viewed on one screen. The "Payoff" button activates the transaction and completes the payoff, indicating the loan balance due to the bank or to the borrower.

(Screen 4) The screen is the "Edit Additional Property" screen from the Lending module. The screen contains a number of data elements on the left side of the screen and an image of a residential property on the right.

UP-TO-DATE COLLATERAL INFORMATION: A complete description of the latest appraisal and all specifics regarding loan collateral, whether a home, car or other property, can be obtained real-time. Appraisal information is easily updated.



     [DESCRIPTION OF RIGHT HALF OF INSIDE FRONT COVER FOLDOUT GRAPHICS]

                                  OSI PRODUCTS

                         THE COMPLETE BANKING SOLUTION
                       THE COMPLETE CREDIT UNION SOLUTION


A three-dimensional circle at the center with the label "OSI System." Surrounding the inner circle is a three-dimensional ring with connecting pipes to the inner circle with the following text within the ring: " Internet/Home Banking -- Lending -- Depository -- Teller/Platform -- ATM -- Operations." A second ring surrounds the first ring with the following text within the ring:
"Third-Party Products -- Item Processing -- Imaging -- Electronic Forms -- Interactive Voice Response -- Cash Management -- General Ledger." A third ring surrounds the entire graphic with the following text within the ring:
"Commercial Banks -- Thrifts -- Credit Unions."

The following text appears below the graphic described above.

"The Complete Banking Solution" and "The Complete Credit Union Solution" (collectively, the "OSI System") from Open Solutions Inc. ("OSI") are fully-integrated suites of financial applications that operate in a Microsoft Windows NT environment with an Oracle relational database. The OSI System interfaces to third-party applications that are commonly used in banks and credit unions and is designed to enable OSI's customers to reduce their core data processing and operational costs and to leverage their customer information.

[Open Solutions logo]
The Power of Client/Server

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus (i) reflects the conversion of all outstanding shares of the Company's Series A-1, Series A-2, Series B, Series C and Series D Preferred Stock (the "Convertible Preferred Stock") into an aggregate of 5,308,472 shares of Common Stock at the closing of this offering and (ii) assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY


     Open Solutions Inc. (the "Company") is a leading provider of client/server core processing software and related services to small to mid-size banks and credit unions. The Company has developed The Complete Banking Solution and The Complete Credit Union Solution (the "OSI System"), which are fully-integrated suites of banking and credit union applications that operate in a Microsoft Windows NT environment with an Oracle relational database. The Company's software supports all of an institution's core processing requirements, including deposits and loans, teller functions, home/Internet banking and platform automation. The OSI System enables banks and credit unions to enhance customer satisfaction and compete more effectively in the financial services industry.


     Currently, there are over 20,000 banking and depository institutions in the United States with assets of up to $3 billion, including small to mid-size commercial banks, thrifts and credit unions. The Company believes that these institutions, which have traditionally competed on personalized service, are facing increasing competitive pressures and are seeking to implement information technology systems that provide a competitive advantage. Banks and credit unions also require core processing systems that are able to accommodate new and emerging technologies, such as automated teller machines ("ATMs"), telephone banking and home banking via personal computers and the Internet. These institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated either by the institution or a service bureau on an outsourced basis. These legacy systems are not easily integrated with other applications used in the enterprise, typically do not provide real-time transaction processing and are not easily adapted to evolving business needs and regulatory requirements.

     The need to improve customer service levels, enhance operating efficiencies and lower costs has contributed to the growing acceptance of the client/server model of computing based on open, industry-standard operating environments and relational databases. Client/server systems can improve information sharing by providing access at each desktop to critical customer and transaction data. Until recently, the adoption of client/server systems in many banks and credit unions has lagged other industries due to the limited number of suppliers of open client/server systems designed specifically to address the core processing requirements of such institutions. The Company believes that fewer than 200 small to mid-size banks and credit unions in the United States have implemented open client/server core processing systems.

     The OSI System is a client/server software solution that is designed to enable the Company's customers to reduce their core processing and operational costs and to leverage their customer information to improve retention and identify potential cross-selling opportunities. In addition to providing comprehensive core processing functionality, the OSI System interfaces to third-party applications that are commonly used in banks and credit unions, including check processing, ATMs and general ledger applications. The OSI System can reduce the overall cost of ownership of a financial institution's core system. By integrating core banking functions, which have historically run on separate systems, the OSI System enables its customers to achieve operational efficiencies. The OSI System can also reduce the costs that would otherwise be associated with the ongoing maintenance of legacy systems.

     The Company's objective is to be the leading supplier of enterprise-wide client/server software for small to mid-size banks and credit unions. The Company's strategy for achieving this objective includes the following: (i) continue to focus on small to mid-size banks and credit unions, (ii) expand distribution through outsourcing solutions, (iii) leverage customer base and
(iv) maintain product leadership.

     The Company markets its software and services primarily through its direct sales force. To expand its distribution capabilities, the Company has also established strategic relationships with The BISYS Group, Inc., a major national outsourcing provider, and Connecticut On-Line Computer Center, Inc., a major regional outsourcing provider, under which these third parties provide outsourced processing services to the financial services industry using the OSI System.

     The Company was organized as a Delaware corporation in 1992. The Company's principal office is located at 300 Winding Brook Drive, Glastonbury, Connecticut 06033 and its telephone number is (860) 652-3155.

                                  THE OFFERING


Common Stock offered by the Company...................    2,617,000 shares
Common Stock offered by the Selling Stockholders......    183,000 shares
Common Stock to be outstanding after the offering.....    10,161,485 shares(1)
Use of proceeds.......................................    Working capital and other general
                                                          corporate purposes
Nasdaq National Market symbol.........................    OSIF


---------------

(1) Based on the number of shares of Common Stock outstanding on June 30, 1998. Excludes an aggregate of 1,689,500 shares subject to options outstanding as of June 30, 1998 at a weighted average exercise price of $0.77 per share, of which options to purchase 1,036,155 shares of Common Stock are exercisable. Also excludes an aggregate of 636,111 shares of Common Stock issuable upon the exercise of outstanding warrants as of June 30, 1998 at a weighted average exercise price of $5.66 per share, all of which are exercisable. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights," "Management -- Stock Plans," "Description of Capital Stock -- Warrants" and Notes 7 and 9 of Notes to the Company's Financial Statements.


                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                              SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                         JUNE 30,
                                   -----------------------------------------------------    ---------------------
                                    1993      1994       1995       1996         1997        1997         1998
                                   ------    -------    -------    -------    ----------    -------    ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license.............    $   --    $    --    $   213    $   801    $    4,099    $ 1,212    $    2,759
  Service and maintenance......        95         --         55        218         2,550        757         3,010
                                   ------    -------    -------    -------    ----------    -------    ----------
Total revenues.................        95         --        268      1,019         6,649      1,969         5,769
Loss from operations...........      (476)    (1,205)    (1,890)    (3,774)       (3,264)    (2,480)       (2,397)
Net loss.......................    $ (513)   $(1,191)   $(1,895)   $(3,638)   $   (3,055)   $(2,405)   $   (2,216)
Net loss per common share
  (basic and diluted)..........    $(0.25)   $ (0.61)   $ (0.98)   $ (1.73)   $    (1.42)   $ (1.12)   $    (1.01)
Weighted average common shares
  used to compute net loss per
  share........................     2,079      1,955      1,936      2,103         2,155      2,146         2,192
Unaudited pro forma net loss
  per common share
  (basic and diluted)..........                                               $    (0.41)              $    (0.30)
Unaudited pro forma weighted
  average common shares
  outstanding..................                                                    7,464                    7,500



                                                                             JUNE 30, 1998
                                                              --------------------------------------------
                                                                              PRO            PRO FORMA
                                                               ACTUAL      FORMA(1)      AS ADJUSTED(1)(2)
                                                              --------    -----------    -----------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 6,333       $ 6,333          $ 32,205
Working capital.............................................    5,818         5,818            31,690
Total assets................................................   12,413        12,413            38,285
Mandatorily redeemable convertible preferred stock..........   16,140            --                --
Stockholders' equity (deficit)..............................   (8,412)        7,728            33,600


---------------
(1) Reflects conversion of all outstanding shares of Convertible Preferred Stock into an aggregate of 5,308,472 shares of Common Stock upon the closing of this offering. See Note 2 of Notes to the Company's Financial Statements.


(2) Adjusted to give effect to the sale by the Company of 2,617,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.


     Limited Operating History; History of Losses. The Company was incorporated in May 1992 and did not sell its first product until the second quarter of 1995. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with limited operating histories. Although the Company has experienced revenue growth in recent periods, historical growth rates may not be sustained and are not necessarily indicative of future operating results. The Company incurred operating losses of $2.5 million, $3.3 million, $3.8 million and $1.9 million for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively. There can be no assurance that operating losses will not increase in the future or that the Company will ever achieve or sustain profitability on a quarterly or annual basis. To the extent that revenues do not grow at anticipated rates, increases in operating expenses precede or are not subsequently followed by commensurate increases in revenues or the Company is unable to adjust operating expense levels accordingly, the Company's business, financial condition and results of operations will be materially adversely affected. As of June 30, 1998, the Company had an accumulated deficit of $12.8 million.


     Potential Fluctuations in Quarterly Performance. The Company's revenues and operating results have varied substantially from quarter to quarter. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including the timing, size and nature of the Company's licensing transactions, lengthy and unpredictable sales cycles, the timing of introduction and market acceptance of new products or product enhancements by the Company or its competitors, product and price competition, the relative proportions of revenues derived from license fees and services, changes in the Company's operating expenses, software bugs or other product quality problems, personnel changes and fluctuations in economic and financial market conditions.


     The Company recognizes software license revenues upon delivery and, if required by the contract, upon customer acceptance, if such criteria is other than perfunctory, which typically does not occur in the same quarter in which the software license agreement for the system is signed. As a result, the Company is constrained in its ability to increase its software license revenue in any quarter if there are unexpected delays in delivery or required acceptance of systems for which software licenses were signed in previous quarters. Implementation of the OSI System typically occurs over a 14 to 24 week period, and the Company currently has limited implementation resources. As a result of the Company's limited operating history and experience in the implementation of the OSI System, the Company may from time to time experience delays and difficulties in implementation of the OSI System. Delays in the delivery, implementation or any required acceptance of the Company's products, including delays resulting from constraints upon the Company's limited installation resources, could materially adversely affect the Company's quarterly results of operations. In addition, increased sales and marketing expenses for any given quarter will negatively impact operating results of such quarter due to a lack of recognition of associated revenues until the subsequent delivery of the product.


     The Company's expense levels are based, in significant part, on its expectations as to future revenues and are largely fixed in the short term. As a result, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall of revenues in relation to the Company's expectations would have an immediate and materially adverse effect on the Company's business, financial condition and results of operations. In addition, the Company plans to increase operating expenses to expand its installation, product development, sales and marketing and administrative organizations. The timing of such expansion and the rate at which new personnel become productive could cause material fluctuations in quarterly results of operations.

     The Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in some future quarter the Company's results of operations will be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected.


     Acceptance of OSI System. The Company's revenues are derived primarily from two sources: (i) license fees for software products and (ii) fees for a full range of services complementing its products, including implementation, training, and support and maintenance services. Substantially all of these fees are attributable to licenses of the OSI System. Although the use of client/server technology has grown in the banking and credit union industry in recent years, the client/server market is still an emerging market. Moreover, banks and credit unions historically have been slow to adapt to and accept new technologies, including client/server systems. The Company's success in penetrating the banking industry, in particular large banks, may be adversely affected by the unwillingness of such banks to incur the cost and effort to convert from their current system to a client/server system and by the fact that client/server core processing systems have not yet achieved widespread acceptance. The Company's future financial performance will depend in large part on continued growth in the number of banks and credit unions utilizing client/server technology. Accordingly, if the client/server market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, a significant portion of all banks and credit unions have traditionally satisfied their information technology needs through a service bureau or outsourcing solution. Upon purchasing the OSI System, these customers will be required to employ information technology personnel in order to successfully operate and maintain the OSI System. There can be no assurance that the Company's customers will be able to hire and retain such personnel or that any inability to do so will not affect their ability to successfully operate and maintain the OSI System which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future financial performance will depend in part on the successful development, introduction and customer acceptance of new and enhanced versions of the OSI System and other products. A decline in demand for, or failure to achieve broad market acceptance of, the OSI System or any enhanced version as a result of competition, technological change or otherwise, will have a material adverse effect on the Company's business, financial condition and results of operations.


     Dependence on New Products and Rapid Technological Change; Product Development Risk. The client/server application software market is characterized by rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable in short periods of time. The Company expects new products and services, and enhancements to existing products and services, to be developed and introduced by others, which will compete with the products and services offered by the Company. The life cycles of the Company's products are difficult to estimate. The Company's future success will depend upon the widespread adoption of client/server application software in the banking and credit union industry, as well as the Company's ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and emerging industry standards and to address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements that meet these changing demands, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that its new products and product enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

     Delays in the release of new and upgraded versions of the Company's software products, particularly the Oracle relational database management system, could have a material adverse effect on the Company's revenues and results of operations. Because of the complexities inherent in developing software products as sophisticated as those sold by the Company and the lengthy testing periods associated with such products, no assurance can be given that future product introductions by the Company will not be delayed. In addition, complex software programs may contain undetected errors or bugs when they are first introduced or as new versions are released. There can be no assurance that errors will not be found in the Company's existing or future products or third-party products upon which the Company's products are dependent, such as the Oracle relational database and Microsoft Windows NT, with the possible result of delays in or loss of market acceptance of the Company's products, diversion of the Company's resources, injury to the Company's reputation and increased service, warranty expenses and/or payment of damages.

     Intense Competition. The market for the Company's products and services is intensely competitive and subject to rapid technological change. Competitors vary in size and in the scope and breadth of the products and services they offer. The Company encounters competition from a number of sources, all of which offer core software systems to the banking and credit union industry. The Company expects additional competition from other established and emerging companies as the client/server application software market continues to develop and expand. The Company also expects that competition will increase as a result of software industry consolidation, including particularly the acquisition of any of its competitors or any of the client/server based retail banking system providers by one of the larger service providers to the banking industry. The Company encounters competition in the U.S. from a number of sources, including Fiserv, Inc., NCR Corporation, Electronic Data Systems Corporation, Marshall & Ilsley Corporation, M&I EastPoint, Phoenix International Ltd., Inc., Jack Henry & Associates, Inc., ALLTEL Corporation, Prologic Corporation and Kirchman Corporation, all of which offer core processing systems or outsourcing alternatives to banks and credit unions. The Company also competes against a number of smaller, regional competitors. In addition to these competitors, the Company competes internationally with, Misys plc Banking Division (including Midas-Kapiti International, Inc., Kindle Banking Systems and ACT Financial Systems), Sanchez Computer Associates, Inc. and Financial Network Services, among others. Some of the Company's current, and many of the Company's potential, competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, engineering, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer demands or to devote greater resources to the development, promotion and sale of their products than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company expects that the banking and credit union software market will continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost effective than the Company's technology. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations.


     Management of Growth. The Company is currently experiencing a period of rapid growth which has placed, and could continue to place, a strain on its management and other resources. The Company's business has grown in size and complexity over the past three years. Total revenues increased from $268,141 for the year ended December 31, 1995 to $6.6 million for the year ended December 31, 1997 and to $5.8 million for the six months ended June 30, 1998. In addition, the number of employees increased from 26 as of December 31, 1995 to 130 as of June 30, 1998, and the Company expects to hire additional personnel during 1998 and 1999. The Company's need to manage its growth effectively will require it to continue to implement and improve its operational, financial and other internal systems on a timely basis, and to attract, train, motivate, manage and retain its employees. If the Company's management is unable to manage growth effectively or new employees are unable to achieve anticipated performance levels, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, the Company from time to time may seek acquisitions of businesses, products and technologies that are complementary to those of the Company or that allow the Company to enter new markets. Any such acquisition would place additional strains upon the Company's management and other resources. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of an expanding business.

     Reliance on New Customers. The Company historically has relied upon and expects to continue to rely upon software license fees from new customers for a substantial portion of its revenues. Most such licenses involve large dollar amounts (typically ranging from $250,000 to $750,000), and the sales cycles for these transactions are often lengthy and unpredictable. Any inability of the Company to license and deliver the OSI System to a significant number of new customers would have a material adverse effect on the Company's business, financial condition and results of operations.

     Expansion of Credit Union Customer Base. The Company's software for credit unions, The Complete Credit Union Solution, has been installed to date at only one credit union. There can be no assurance that The Complete Credit Union Solution will be installed at additional credit unions or that it will achieve wide customer acceptance. Any failure of the Company to successfully penetrate the credit union industry could have a material adverse effect on the Company's business, financial condition and results of operations.


     Dependence on the Banking and Credit Union Industry; Risk of
Consolidation. Substantially all of the Company's revenues are derived from customers in the banking and credit union industry, primarily small to mid-size banks, and the Company expects it will continue to derive substantially all of its revenues from such customers for the foreseeable future. Unfavorable economic conditions adversely impacting the banking and credit union industry could have a material adverse effect on the Company's business, financial condition and results of operations. For example, the banking and credit union industry has experienced and may continue to experience cyclical fluctuations in profitability, which may affect the willingness or ability of participants in this industry to fund projects such as those for which the Company may be engaged.



     Merger and acquisition activity among financial institutions, particularly large banks, has been widespread in recent years and is expected to continue in future years. As a result, industry consolidation could have the effect of reducing the number of current and potential customers of the Company. Any significant increase in the level of such consolidation among small to mid-size banks and credit unions could adversely affect the Company's business, financial condition and results of operations.


     Lengthy Sales Cycle. The Company's software is used for business-critical purposes, and its implementation involves significant capital commitments by customers. Potential customers generally commit significant resources to an evaluation of available software and require the Company to expend substantial time, effort and money educating them as to the value of the Company's software. Sales of the Company's software products require an extensive education and marketing effort throughout a customer's organization because decisions to license such software generally involve the evaluation of the software by a significant number of customer personnel in various functional areas, each having specific and often conflicting requirements. A variety of factors, including factors over which the Company has little or no control, may cause potential customers to favor a competing vendor or to delay or forego a purchase. In addition, the sales cycles associated with these transactions are subject to a number of uncertainties, including customers' budgetary constraints, the timing of the expiration of customers' current system license agreements or outsourced core processing agreements, the timing of customers' budget cycles and approval processes and customers' willingness to implement a client/server operating environment. As a result of these or other factors, the sales cycle for the Company's products is long, typically ranging between six to nine months. Due to the length of the sales cycle for its software products, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large license transactions could have a material adverse effect on the Company's business, financial condition and results of operations.

     Reliance on and Expansion of Sales Force and Third-Party Outsourcing Agreements. The Company relies primarily on its direct sales force for sales of the OSI System. The Company will be required to hire additional sales, customer service and implementation personnel in 1998 and beyond if the Company is to achieve revenue growth in the future. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its existing sales, customer service and implementation personnel or will be able to attract, assimilate or retain such additional highly qualified personnel in the future. If the Company is unable to hire such personnel on a timely basis, its business, financial condition and results of operations could be materially adversely affected.

     The Company has entered into exclusive license and marketing arrangements with two providers of outsourcing services to financial institutions, The BISYS Group, Inc. ("BISYS") and Connecticut On-Line Computer Center, Inc. ("COCC"). Accordingly, the Company's success depends in part on the ultimate success of these license and marketing arrangements, including the effort and resources expended by such providers to market outsourcing services using the OSI System.


     Dependence on Key Personnel. The Company's future success depends to a significant extent on the Company's executive officers and key employees, including the Company's sales force and software professionals, particularly project managers, software engineers and other senior technical personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain any key person life insurance for any of its executive officers or key employees. Competition for qualified personnel in the software industry is intense and the Company competes for such personnel with other software companies that have greater financial and other resources. The future success of the Company will depend in large part on its ability to attract, retain and motivate highly qualified personnel, and there can be no assurance that the Company will be able to do so. The Company has from time to time experienced, and may in the future experience, difficulty in locating and retaining candidates with appropriate qualifications, particularly project managers, software engineers and other senior technical personnel. Any difficulty in hiring needed personnel could have a material adverse effect on the Company's business, financial condition and results of operations.


     Dependence on Third-Party Technology. The Company's proprietary software is currently designed, and may in the future be designed, to work on or in conjunction with certain third-party hardware and/or software products, including the Microsoft Windows NT operating system with an Oracle relational database. Although the Company believes that there are alternatives for these products, any significant interruption in the supply of such third-party hardware and/or software could have a material adverse effect on the Company's sales unless and until the Company can replace the functionality provided by these products. In addition, the Company is to a certain extent dependent upon such third-parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company would be able to replace the functionality provided by the third-party hardware and/or software currently offered in conjunction with the Company's products in the event that such hardware and/or software becomes obsolete or incompatible with future versions of the Company's products or is otherwise not adequately maintained or updated. The absence of or any significant delay in the replacement of that functionality could have a material adverse effect on the Company's business, financial condition and results of operations.

     Concentration of Customers. Historically, a limited number of customers have accounted for a significant percentage of the Company's revenues in each year. For the year ended December 31, 1997, two bank customers accounted for 17% and 15% of the Company's total revenues. For the year ended December 31, 1996, four bank customers accounted for 38%, 22%, 20% and 14% of the Company's total revenues. Although the Company expects that its reliance on any particular customer will decline as its customer base expands, the failure of the Company to enter into a sufficient number of licensing agreements during a particular period could have a material adverse effect on the Company's business, financial condition and results of operations.


     Year 2000 Issues. A portion of the growth in the Company's revenues in 1997 and the first half of 1998 resulted from the Company's ability to provide banking applications that resolve the Year 2000 problem. As the overall demand for Year 2000 solutions declines, there can be no assurance that the demand for the Company's products and services will not be materially adversely affected. Although the Company believes the OSI System complies with Year 2000 requirements, there can be no assurance that customers will not encounter difficulties with the OSI System arising from Year 2000 issues. In addition, there can be no assurance that Year 2000 issues will not adversely affect third-party network or application software that is integrated with the OSI System.


     Potential for Contract Liability. Failures in a customer's system could result in an increase in service and warranty costs or a claim for substantial damages against the Company. There can be no assurance that the limitations of liability set forth in the Company's contracts would be enforceable or would otherwise protect the Company from liability for damages. The Company maintains general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount. There can be no assurance that such coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceeds available insurance coverage, or the occurrence of changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any contract liability claim or litigation against the Company could, therefore, have a material adverse effect on its business, financial condition and results of operations. Because many of the Company's projects are business-critical projects for financial institutions, a failure or inability to meet a customer's expectations could seriously damage the Company's reputation and affect its ability to attract new business.

     Government Regulation. While the Company's operations are not directly regulated by banking authorities, the Company's existing and potential customers are subject to extensive federal, state and foreign governmental regulations. Such regulations may adversely affect the banking and credit union industry, limit the number of potential customers for the Company's products and services or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. In addition, governmental regulation in the financial services industry is evolving, particularly with respect to banking technology. There can be no assurance that future changes in such regulations or in their interpretation will not adversely affect the business of the Company.

     Dependence on Intellectual Property Rights; Risk of Infringement. The Company relies on a combination of copyright, trademark and trade secret laws, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. There can be no assurance that these protections will be adequate to prevent the Company's competitors from copying or reverse-engineering the Company's products, or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. The Company does not include in its products any mechanism to prevent unauthorized copying and any such unauthorized copying could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has no patents, and existing copyright laws afford only limited protection for the Company's intellectual property rights and will not protect such rights in the event competitors independently develop products similar to those of the Company. In addition, the laws of certain countries in which the Company's products are or may be licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

     Although the Company has never been the subject of a material intellectual property dispute, there can be no assurance that a third party will not assert that the Company's technology violates its intellectual property rights in the future. As the number of software products in the Company's target market increases and the functionality of these products further overlap, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, whether with or without merit, can be time consuming and expensive to defend. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to its current or future products or that any such assertion will not require the Company to enter into royalty arrangements (if available) or litigation that could be costly to the Company.


     Significant Influence by Directors, Officers and Principal Stockholders. Upon completion of this offering, the Company's directors, officers and certain principal stockholders of the Company will beneficially own approximately 64% of the Company's outstanding Common Stock. These stockholders, if acting together, would have the ability to elect the Company's directors and may have the ability to determine the outcome of corporate actions requiring stockholder approval, irrespective of how other stockholders of the Company may vote. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company.



     Benefits of this Offering to Current Stockholders. The completion of this offering will provide significant benefits to the current stockholders of the Company, including certain of its directors and executive officers. The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholders, which will total approximately $1.9 million, assuming a public offering price of $11.00 per share. The completion of this offering will create a public market for the Common Stock and thereby may increase the market value of the investment by the current stockholders in the Company. Upon the closing of this offering, the difference between the aggregate purchase price paid by the Company's current stockholders for their shares and the aggregate market value of such shares will be approximately $63.9 million, assuming a public offering price of $11.00 per share. See "Dilution," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."


     Broad Discretion as to Use of Proceeds. The net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes, as well as for the possible acquisition of additional businesses and technologies that are complementary to the current or future business of the Company. However, the Company has not determined the specific allocation of the net proceeds among the various uses described above. The Company's management will have broad discretion over the use and investment of such net proceeds, and, accordingly, investors in this offering will rely upon the judgment of the Company's management with respect to the use of proceeds, with only limited information concerning management's specific intentions.

     No Prior Public Market for Common Stock; Possibility of Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Representatives of the Underwriters and is not necessarily indicative of the market price at which the Common Stock of the Company will trade after this offering. The market prices for securities of technology companies have been highly volatile and the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Announcements of technological innovations or new products or service offerings by the Company or its competitors, developments concerning proprietary rights, including patents and litigation matters, domestic or international regulatory developments affecting the banking and credit union industry, general market conditions, any shortfall in revenues or earnings from expected levels or other failures by the Company to meet expectations of securities analysts and other factors, may have a significant impact on the market price of the Common Stock.

     Dividends. No cash dividends have been declared or paid on its capital stock to date and the Company does not anticipate paying cash dividends in the foreseeable future. In addition, under the terms of the Company's credit agreement there are certain restrictions on the Company's ability to declare and pay dividends.

     Dilution. Purchasers of shares of Common Stock in this offering will suffer an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price.


     Shares Eligible for Future Sale; Registration Rights. Sales of substantial amounts of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding 10,161,485 shares of Common Stock. On the date of this Prospectus, in addition to the 2,800,000 shares offered hereby, approximately 10,000 shares of Common Stock, which are not subject to 180-day lock-up agreements (the "Lock-up Agreements") with the Representatives of the Underwriters, will be eligible for immediate sale in the public market pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 146 additional shares of Common Stock, which are not subject to the Lock-up Agreements, will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. Upon expiration of the Lock-up Agreements 180 days after the date of this Prospectus, approximately 7,351,339 additional shares of Common Stock will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act. Promptly following the consummation of this offering, the Company intends to register an aggregate of 5,000,000 shares of Common Stock issuable under its 1994 Stock Option Plan, 1998 Employee Stock Purchase Plan and 1998 Stock Incentive Plan. Holders of approximately 9,665,450 shares of Common Stock (including 2,314,111 shares of Common Stock that may be acquired pursuant to the exercise of options and warrants held by them) have agreed, pursuant to the Lock-up Agreements, not to directly or indirectly offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of such shares for 180 days after the date of the final Prospectus. The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Common Stock. The holders of approximately 5,944,583 shares of Common Stock, including the shares issuable upon exercise of outstanding warrants, are entitled to certain incidental and demand registration rights with respect to such shares. By exercising their registration rights, such holders could cause a large number of shares to be registered and sold in the public market. Sales pursuant to Rule 144 or other exemptions from registration, or pursuant to registration rights, may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through offerings of its equity securities.


     Antitakeover Provisions. The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires advance notice by, and certain information from, a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board or the President of the Company or by the Board of Directors. The Restated Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock. These provisions, and other provisions of the Restated Certificate of Incorporation, the Company's By-laws and certain provisions of the Delaware corporation law, may have the effect of deterring hostile takeovers or delaying or preventing acquisition proposals or changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,617,000 shares of Common Stock offered by the Company hereby are estimated to be $25,871,910 after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company and assuming an initial public offering price of $11.00 per share. The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."


     The principal purposes of this offering are to increase the Company's equity capital, to create a public market for the Company's Common Stock, to facilitate future access by the Company to public equity markets, to provide liquidity to existing stockholders, to provide increased visibility and credibility in a marketplace where several of its current and potential competitors are or will be publicly held companies, and to enhance the ability of the Company to use its Common Stock as consideration for acquisitions and as a means of attracting and retaining key employees.


     The Company expects to use the net proceeds from this offering for working capital and other general corporate purposes, including expansion of its facilities and expansion of its installation, product development, sales and marketing and administrative organizations. The Company has not as yet identified specific uses for or allocated to such general corporate purposes any specific portion of such proceeds, and management will have discretion over their use, allocation and investment. Pending use of the net proceeds, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments. See "Risk Factors -- Broad Discretion as to Use of Proceeds."


     The Company may seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the net proceeds may also be used for such acquisitions. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus, and there can be no assurances that any acquisitions will be made.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. Under the terms of the Company's credit agreement there are certain restrictions on the Company's ability to declare and pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 6 of Notes to the Company's Financial Statements.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1998 (i) on an actual basis, (ii) on a pro forma basis giving effect, upon the closing of this offering, to the conversion of all outstanding shares of the Company's Convertible Preferred Stock into an aggregate of 5,308,472 shares of Common Stock and the filing of the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock, eliminate the terms of the Company's existing series of Convertible Preferred Stock and create a class of authorized but undesignated Preferred Stock and
(iii) on a pro forma basis, as adjusted to reflect the issuance and sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses. The capitalization information set forth in the table below is qualified by the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                          AS OF JUNE 30, 1998
                                                              --------------------------------------------
                                                                                               PRO FORMA
                                                                 ACTUAL        PRO FORMA      AS ADJUSTED
                                                              ------------    ------------    ------------
Mandatorily redeemable convertible preferred stock:
  Series A-2 Preferred Stock, $0.01 par value; 166,667
    shares authorized, 166,667 issued and outstanding
    (actual); no shares authorized, issued or outstanding
    (pro forma and pro forma as adjusted)...................  $    500,000    $         --
  Series B Preferred Stock, $0.01 par value; 1,736,250
    shares authorized, 1,627,917 issued and outstanding
    (actual); no shares authorized, issued or outstanding
    (pro forma and pro forma as adjusted)...................     4,930,333              --
  Series C Preferred Stock, $0.01 par value; 1,375,000
    shares authorized, 1,263,889 issued and outstanding
    (actual); no shares authorized, issued or outstanding
    (pro forma and pro forma as adjusted)...................     5,731,482              --
  Series D Preferred Stock, $0.01 par value; 1,250,000
    shares authorized, 833,333 issued and outstanding
    (actual); no shares authorized, issued or outstanding
    (pro forma and pro forma as adjusted)...................     4,977,734              --
                                                              ------------    ------------
                                                                16,139,549              --
                                                              ------------    ------------
Stockholders' equity:
  Series A-1 Preferred Stock, $0.01 per value; 1,000,000
    shares authorized, 1,000,000 issued and outstanding
    (actual); no shares authorized, issued or outstanding
    (pro forma and pro forma as adjusted)...................        10,000              --
  Series A-2 Preferred Stock, $0.01 par value; 416,666
    shares authorized, 416,666 issued and outstanding
    (actual); no shares authorized, issued or outstanding
    (pro forma and pro forma as adjusted)...................         4,167              --
  Preferred Stock, $0.01 par value; no shares authorized,
    issued or outstanding (actual); 5,000,000 shares
    authorized, no shares issued and outstanding (pro forma
    and pro forma as adjusted)..............................            --              --
  Common Stock, $0.01 par value; 19,055,417 shares
    authorized, 2,236,013 issued and outstanding (actual);
    50,000,000 shares authorized, 7,544,485 (pro forma) and
    10,161,485 (pro forma as adjusted) shares issued and
    outstanding(1)..........................................        22,360          75,445    $    101,615
  Additional paid-in capital................................     4,311,842      20,412,473      46,258,213
  Accumulated deficit.......................................   (12,760,110)    (12,760,110)    (12,760,110)
                                                              ------------    ------------    ------------
    Total stockholders' equity (deficit)....................    (8,411,741)      7,727,808      33,599,718
                                                              ------------    ------------    ------------
        Total capitalization................................  $  7,727,808    $  7,727,808    $ 33,599,718
                                                              ============    ============    ============


---------------

(1) Excludes an aggregate of 1,689,500 shares of Common Stock subject to options outstanding as of June 30, 1998 at a weighted average exercise price of $0.77 per share, of which options to purchase 1,036,155 shares of Common Stock are exercisable. Also excludes an aggregate of 636,111 shares of Common Stock issuable upon the exercise of outstanding warrants as of June 30, 1998 at a weighted average exercise price of $5.66 per share, all of which are exercisable. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights," "Management -- Stock Plans," "Description of Capital Stock -- Warrants" and Notes 7 and 9 of Notes to the Company's Financial Statements.

                                    DILUTION


     The pro forma net tangible book value of the Company as of June 30, 1998 was $7,081,500 or $0.94 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the Company's tangible net worth (tangible assets less liabilities) by the number of shares of Common Stock outstanding, after giving effect to the mandatory conversion of the Company's Convertible Preferred Stock upon the completion of this offering. After giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses, the pro forma net tangible book value of the Company as of June 30, 1998 would have been $3.24 per share. This represents an immediate increase in such pro forma net tangible book value of $2.30 per share to existing stockholders and an immediate dilution of $7.76 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............            $11.00
  Pro forma net tangible book value per share as of June 30,
     1998...................................................  $ 0.94
  Increase per share attributable to this offering..........    2.30
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................              3.24
                                                                        ------
Dilution per share to new investors.........................            $ 7.76
                                                                        ======



     The following table summarizes, on a pro forma basis as of June 30, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average consideration paid per share by the existing stockholders and by the new investors based (for new investors) upon an assumed initial public offering price of $11.00 per share (before deducting the estimated underwriting discounts and commissions and offering expenses):



                                 SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                               --------------------   ---------------------   PRICE PER
                                 NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                               ----------   -------   -----------   -------   ---------
Existing stockholders(1).....   7,544,485     74.2%   $19,052,191     39.8%    $ 2.53
New investors................   2,617,000     25.8     28,787,000     60.2     $11.00
                               ----------    -----    -----------    -----     ------
     Total...................  10,161,485    100.0%   $47,839,191    100.0%
                               ==========    =====    ===========    =====


---------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 7,361,485, or approximately 72% of the total number of shares of Common Stock outstanding after this offering (or 7,291,485 shares and approximately 69% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,800,000, or approximately 28% of the total number of shares of Common Stock outstanding after this offering (or 3,220,000 shares and approximately 31% if the Underwriters' over-allotment option is exercised in full).

                            SELECTED FINANCIAL DATA


     The selected financial data set forth below as of December 31, 1997 and 1996, and for the three years ended December 31, 1997 are derived from the Company's financial statements, which appear elsewhere in this Prospectus and which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data set forth below as of December 31, 1995 and 1994, and for the year ended December 31, 1994 are derived from the Company's audited financial statements which are not included in this Prospectus. The selected financial data set forth below as of and for the year ended December 31, 1993 are derived from the Company's unaudited financial statements which are not included in this Prospectus. The selected financial data set forth below as of June 30, 1998, and for the six months ended June 30, 1998 and 1997 are derived from the Company's unaudited financial statements, which appear elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for these unaudited periods. The operating results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year ending December 31, 1998. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes thereto, included elsewhere in this Prospectus.



                                                                                                      SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                          JUNE 30,
                                        ---------------------------------------------------------   ---------------------
                                          1993        1994        1995        1996        1997        1997        1998
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Software license..................  $      --   $      --   $     213   $     801   $   4,099   $   1,212   $   2,759
    Service and maintenance...........         95          --          55         218       2,550         757       3,010
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total revenues..................         95          --         268       1,019       6,649       1,969       5,769
  Cost of revenues:
    Software license..................         --          --         223         507       1,160         368         619
    Service and maintenance...........         25          --         477       1,530       3,150       1,391       2,455
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total cost of revenues..........         25          --         700       2,037       4,310       1,759       3,074
  Operating expenses:
    Sales and marketing...............         60         136         398       1,051       2,132         955       1,562
    Product development...............        436         985         661       1,060       1,902         995         919
    General and administrative........         50          84         399         645       1,569         740       1,346
    Contract termination..............         --          --          --          --          --          --       1,265
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total operating expenses........        546       1,205       1,458       2,756       5,603       2,690       5,092
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Loss from operations................       (476)     (1,205)     (1,890)     (3,774)     (3,264)     (2,480)     (2,397)
  Interest income (expense), net......        (37)         14          (5)        136         209          75         181
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net loss............................  $    (513)  $  (1,191)  $  (1,895)  $  (3,638)  $  (3,055)  $  (2,405)  $  (2,216)
                                        =========   =========   =========   =========   =========   =========   =========
  Net loss per common share (basic and
    diluted)..........................  $   (0.25)  $   (0.61)  $   (0.98)  $   (1.73)  $   (1.42)  $   (1.12)  $   (1.01)
  Weighted average common shares used
    to compute net loss per share.....      2,079       1,955       1,936       2,103       2,155       2,146       2,192
  Unaudited pro forma net loss per
    common share (basic and
    diluted)..........................                                                  $   (0.41)              $   (0.30)
  Unaudited pro forma weighted average
    common shares outstanding.........                                                      7,464                   7,500



                                                                             DECEMBER 31,
                                                              -------------------------------------------   JUNE 30,
                                                              1993    1994     1995      1996      1997       1998
                                                              -----   -----   -------   -------   -------   --------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $   2   $ 652   $ 3,914   $ 4,438   $ 7,596   $ 6,333
  Working capital (deficit).................................   (100)    660     3,570     4,901     6,198     5,818
  Total assets..............................................     67     771     4,354     7,546    11,302    12,413
  Long-term debt, less current portion......................    730     250        --        --        58        --
  Mandatorily redeemable convertible preferred stock........     --      --     5,092    10,573    15,551    16,140
  Stockholders' equity (deficit)............................   (764)    521    (1,253)   (4,779)   (7,826)   (8,412)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading provider of client/server core processing software and related services to small to mid-size banks and credit unions. The Company established operations in May 1992, and released its first major product, The Complete Banking Solution, in the second quarter of 1995. The Company released a second major product, The Complete Credit Union Solution, in the first quarter of 1998. These two products (the "OSI System") are fully-integrated suites of banking and credit union applications that operate in a Windows NT environment using an Oracle relational database. The OSI System supports an institution's entire core processing requirements, including deposits and loans, teller functions, home/Internet banking and platform automation.


     As of June 30, 1998, 31 banks and one credit union utilized the OSI System. An additional 38 banks were in various stages of implementation, including 13 banks owned by three bank holding companies and nine banks utilizing outsourcing services provided by the Company's outsourcing partners.



     The Company currently markets its products in the United States directly and, through an alliance with Unisys PAAG ("Unisys"), in Asia (except Japan), South Africa and certain other countries. The Company has established software license and marketing agreements with BISYS and COCC under which these third parties use the OSI System to provide core processing services to banks and credit unions on an outsourced basis. Under the agreement with BISYS, software license fees are paid to the Company over a three-year period following BISYS' implementation of each OSI System. The Company recognized $115,658 under the BISYS agreement through June 30, 1998, comprising primarily of consulting related revenue. Under the agreement with COCC, software license fees are paid, and revenues are recognized, upon implementation of each OSI System. Under this agreement, once cumulative software license fees total a stipulated amount, COCC is released from any further obligation to pay license fees. This release is subject to a one-time payment in December 2002 if the asset base of COCC's customers has exceeded a specified amount. Under both the BISYS and COCC agreements, the Company is also entitled to annual support and maintenance payments on each installed OSI System. The Company recognized revenue of $308,278 under the COCC agreement in the six months ended June 30, 1998. Of this amount the Company recognized $250,000 for the delivery of the OSI System source code to COCC. The Company will earn an additional $250,000 for implementation assistance on the first three COCC customers. Apart from these fees, the Company does not expect to recognize significant revenues from its agreements with Unisys and COCC until at least 1999.



     The Company's revenues are primarily derived from two sources: (i) software license revenues and (ii) service and maintenance fees. Software license revenues primarily include revenues from software licenses for the OSI System. The Company also derives software license revenues from the sale of third-party software sublicensed by the Company. Software license fees are generally based on the bank's asset size and the number of accounts and typically are payable upon delivery of the software. The Company derives service and maintenance revenues from (i) implementation and training fees, which are based on customer size and the magnitude and complexity of the project and (ii) customer support and maintenance fees for providing on-going support and product updates. Customer support and maintenance fees are established as a percentage of the list price for the software license and are paid annually. Support and maintenance agreements generally have a term of 12 months and are renewable annually. As of June 30, 1998, all users of the OSI System were covered by support and maintenance agreements.


     Effective January 1, 1997 the Company adopted AICPA Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Under SOP 97-2, the Company recognizes software license revenue when a noncancelable license agreement has been executed, fees are fixed and determina-ble, the software has been delivered, and accepted by the customer if acceptance is required by the contract and other than perfunctory, and collection is considered probable. Prior to 1997, the Company recognized software license revenue in accordance with AICPA Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1"). Under SOP 91-1, the Company recognized software license revenue when the software was delivered, collectibility was probable and no other significant post-delivery obligations remained.


     In December 1997, the Company revised its standard end user license agreement to eliminate certain customer acceptance provisions that required the deferral of software license revenue recognition until after implementation was completed, which generally lagged software delivery by three to four months. The anticipated impact of the revised end user license agreement on future results will be to eliminate the deferral of software license revenue pending completion of implementation. The Company expects that its future licensing arrangements will generally be governed by the revised license agreement, although licenses sold under the previous agreement will continue to affect revenue recognition through 1998 and certain new agreements may contain acceptance or other provisions that have the effect of deferring software license revenue recognition. Such differences in the timing of revenue recognition will impact the comparability of the Company's historical revenues and operating results to future results of operations.


     The Company continues to evaluate and address business and operational issues related to Year 2000 compliance, and believes that its internal management systems and software products are in such compliance. The Company expects that the total cost to the Company to address any potential Year 2000 issues will not be material to operations.

RESULTS OF OPERATIONS

     The following table sets forth certain financial data as a percentage of revenues for the periods indicated.


                                                                              SIX MONTHS
                                                YEAR ENDED DECEMBER 31,     ENDED JUNE 30,
                                               -------------------------    ---------------
                                                1995      1996     1997      1997     1998
                                               ------    ------    -----    ------    -----
Revenues:
  Software license...........................    79.3%     78.6%    61.7%     61.6%    47.8%
  Service and maintenance....................    20.7      21.4     38.3      38.4     52.2
                                               ------    ------    -----    ------    -----
     Total revenues..........................   100.0     100.0    100.0     100.0    100.0
Cost of revenues:
  Software license...........................    83.2      49.8     17.4      18.7     10.7
  Service and maintenance....................   177.9     150.1     47.4      70.6     42.6
                                               ------    ------    -----    ------    -----
     Total cost of revenues..................   261.1     199.9     64.8      89.3     53.3
Operating expenses:
  Sales and marketing........................   148.6     103.0     32.1      48.5     27.1
  Product development........................   246.3     104.0     28.6      50.6     15.9
  General and administrative.................   149.0      63.3     23.6      37.6     23.3
  Contract termination.......................      --        --       --        --     21.9
                                               ------    ------    -----    ------    -----
     Total operating expenses................   543.9     270.3     84.3     136.7     88.2
Loss from operations.........................  (705.0)   (370.2)   (49.1)   (126.0)   (41.5)
Interest income (expense), net...............    (1.7)     13.3      3.2       3.8      3.1
                                               ------    ------    -----    ------    -----
Net loss.....................................  (706.7)%  (356.9)%  (45.9)%  (122.2)%  (38.4)%
                                               ======    ======    =====    ======    =====

  Six Months Ended June 30, 1998 and June 30, 1997



     Revenues. Revenues increased 193.0% to $5.8 million for the six months ended June 30, 1998 from $2.0 million for the six months ended June 30, 1997. Software license revenues increased 127.6% to $2.8 million for the six months ended June 30, 1998 from $1.2 million for the six months ended June 30, 1997. This increase of software license revenues was primarily due to increased sales of the OSI System. In addition, during the six months ended June 30, 1998, the Company recognized revenues of $250,000 upon delivery of source code to COCC for the OSI System pursuant to the agreement with COCC. For the six months ended June 30, 1998 and 1997, software license revenues included $534,887 and $269,500, respectively, related to third-party software products, primarily Oracle's relational database management software, which were sold by the Company with the OSI System under various sublicense agreements. Service and maintenance revenues increased 297.7% to $3.0 million for the six months ended June 30, 1998 from $756,824 for the six months ended June 30, 1997. This increase in service and maintenance revenues was primarily due to implementation fees on a larger number of completed or in-process installations ($1.3 million) and, to a lesser extent, an increase in the installed base of customers under support and maintenance agreements ($473,482). The Company's installed customer base was 32 at June 30, 1998 compared with 15 at June 30, 1997.



     The Company's backlog at June 30, 1998 was approximately $9.6 million, which represented the unrecognized portion of contractually committed software license and implementation fees.



     Cost of revenues. Cost of software license revenues consists primarily of sublicense fees paid on third-party software products that are sold with the OSI System, including Oracle's relational database product, amortization of capitalized software development costs and personnel and other costs to develop and produce media and documentation. The Company amortizes capitalized software development costs over a three-year period. Through March 1998, cost of revenues also included royalties paid to Banking Spectrum Services, Inc., a shareholder of the Company ("Spectrum"), and Banking Spectrum, Inc. (together with Spectrum, "Banking Spectrum") to license certain software products and for consulting and support services. In March 1998, the Company entered into an agreement with Banking Spectrum that released it from paying future royalties to Banking Spectrum. (See Note 13 of Notes to the Company's Financial Statements). Cost of service and maintenance fees primarily consists of personnel and related facility expenses associated with implementation, training and consulting activities, and ongoing customer support and product maintenance activities.



     Total cost of revenues increased 74.7% to $3.1 million for the six months ended June 30, 1998 from $1.8 million for the six months ended June 30, 1997. As a percent of total revenues, total cost of revenues decreased to 53.3% for the six months ended June 30, 1998 from 89.3% for the six months ended June 30, 1997, reflecting higher total revenues and productivity gains in the implementation, training and customer support functions.



     Cost of software license revenues increased 67.9% to $618,795 for the six months ended June 30, 1998 from $368,606 for the six months ended June 30, 1997. This increase was primarily due to an increase in the number of Oracle relational database licenses ($132,963) required to support a greater number of new installations and increased amortization of capitalized software development costs ($97,100). Cost of software license revenues as a percent of software license revenues decreased to 22.4% for the six months ended June 30, 1998 from 30.4% for the six months ended June 30, 1997. This decline was primarily due to a larger software license fee revenue base over which to spread costs.



     Cost of service and maintenance revenues increased 76.5% to $2.5 million for the six months ended June 30, 1998 from $1.4 million for the six months ended June 30, 1997. This increase is primarily due to the hiring of additional personnel in the implementation, training and customer support departments ($742,327). Cost of service and maintenance revenues as a percentage of service and maintenance revenues decreased to 81.6% for the six months ended June 30, 1998 from

183.7% for the six months ended June 30, 1997. This decrease was primarily due to a larger service and maintenance revenue base and productivity gains achieved in the implementation, training and support functions with a larger number of installations and a larger installed base. The Company anticipates that the dollar amount of service and maintenance costs will increase in future periods as the Company expands its implementation staff to accommodate future growth.



     Sales and marketing. Sales and marketing expenses primarily include personnel costs associated with the Company's sales and marketing activities, including sales commissions, travel and related overhead, and expenses incurred in connection with trade shows, advertising, product literature and other promotional activities. Sales and marketing expenses increased 63.7% to $1.6 million for the six months ended June 30, 1998 from $954,373 for the six months ended June 30, 1997. This increase was primarily due to an increase in sales department personnel ($299,391), increase in advertising and promotion ($80,153), increase in travel and entertainment expenses ($77,108) and increased sales commissions paid on higher revenues ($73,713). Sales and marketing expenses as a percentage of total revenues decreased to 27.1% for the six months ended June 30, 1998 from 48.5% for the six months ended June 30, 1997. This decrease was primarily due to a larger revenue base over which to spread costs. The Company anticipates that the dollar amount of its sales and marketing expenses will increase in future periods as the Company expands its sales force and increases advertising and promotional expenditures.



     Product development. Product development expenses consist of personnel and related overhead expenses for programmers and outside consultants involved in developing and maintaining new and existing software products. The Company accounts for software development costs under Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86"). Product development expenses are charged to expenses as incurred until technological feasibility is established. Thereafter, costs are capitalized until the product is released to the market. The Company defines technological feasibility as the point in time at which the Company has a working model of the related product. Capitalized software costs are amortized over three years. Product development expenses decreased 7.7% to $918,356 for the six months ended June 30, 1998 from $995,216 for the six months ended June 30, 1997. This decrease was primarily due to increases in capitalized software that more than offset increases in expenses associated with additional staffing. The Company capitalized software development costs of $235,442 and $34,977 for the six months ended June 30, 1998 and 1997, respectively, in accordance with SFAS 86. Product development expenses as a percentage of total revenues decreased to 15.9% for the six months ended June 30, 1998 from 50.6% for the six months ended June 30, 1997. This decrease was primarily due to a larger revenue base over which to spread costs. The Company anticipates that product development costs will increase in absolute terms in future periods as the Company continues its development work on future releases of the OSI System.



     General and administrative. General and administrative expenses primarily include personnel costs associated with the executive, administrative and finance staff, as well as outside professional fees and other administrative costs. General and administrative costs increased 81.9% to $1.3 million for the six months ended June 30, 1998 from $739,708 for the six months ended June 30, 1997. This increase was primarily due to the addition of personnel to support the Company's growth ($374,876), increased professional services ($71,592) and increased computer supplies ($33,298). The Company believes that the dollar amount of its general and administrative costs will continue to increase in future periods to accommodate anticipated growth and expenses associated with its responsibilities as a public company. General and administrative expenses as a percentage of total revenues decreased to 23.3% for the six months ended June 30, 1998 from 37.6% for the six months ended June 30, 1997. This decrease was primarily due to a larger revenue base over which to spread costs.



     Contract termination. In January 1994, the Company entered into an agreement with Banking Spectrum to license certain software products and for consulting and support services. Pursuant to the agreement the Company agreed to pay Banking Spectrum a royalty based on the licensing of software products and related services, ranging from three percent to 17% of net revenues, based on Banking Spectrum's involvement in the sale of such products and services.



     In March 1998, the Company and Banking Spectrum entered into an agreement that terminated their previous agreement. The agreement released the Company from any future royalty payments to Banking Spectrum in exchange for a cash payment of $100,000 to Banking Spectrum and fully vested options to shareholders of Spectrum to purchase 275,000 shares of Common Stock at an exercise price of $0.45 per share. The stock options were estimated by management to have a fair value of approximately $1.6 million. Net of amounts previously accrued, the Company recorded a contract termination expense of approximately $1.3 million for the six months ended June 30, 1998.



     Interest income (expense), net. For the six months ended June 30, 1998, the Company's cash balance was higher than in 1997 resulting in higher interest income, which was partially offset by interest expense relating to an equipment loan.


  Years Ended December 31, 1997 and 1996


     Revenues. Total revenues increased 552.3% to $6.6 million in 1997 from $1.0 million in 1996. Software license revenues increased 411.5% to $4.1 million in 1997 from $801,532 in 1996. This increase was primarily due to increased sales of the OSI System. Service and maintenance revenues increased 1070.4% to $2.5 million in 1997 from $217,861 in 1996. This increase in service and maintenance revenues was primarily due to a larger number of completed or in-process installations ($1,879,745) and, to a lesser extent, an increase in the installed base of customers under support and maintenance agreements ($327,256).



     Cost of revenues. Total cost of revenues increased 111.5% to $4.3 million in 1997 from $2.0 million in 1996. This increase was primarily due to additional staffing in the implementation, conversion, training and customer support departments ($1,198,304), increased license fees for third-party software ($352,510) and royalties paid to Banking Spectrum ($301,805). Total cost of revenues as a percent of total revenues decreased to 64.8% in 1997 from 199.9% in 1996. This decrease was primarily due to higher total revenues and productivity gains in the implementation, training and customer support functions.



     Cost of software license revenues increased 128.8% to $1.2 million in 1997 from $507,094 in 1996. This increase was primarily due to an increase in the number of Oracle relational database software licenses ($282,627) required for the increased number of new installations, and increased royalties paid to Banking Spectrum ($273,395). Cost of software license revenues as a percent of software license revenues decreased to 28.3% in 1997 from 63.3% in 1996. This decrease was primarily due to a larger software license fee revenue base over which to spread costs.



     Cost of service and maintenance revenues increased 105.8% to $3.2 million in 1997 from $1.5 million in 1996. This increase was primarily attributable to increased staffing in the implementation, conversion, training and customer support departments to support the Company's growth ($1,198,304). Cost of service and maintenance revenues as a percentage of service and maintenance revenues decreased to 123.6% in 1997 from 702.5% in 1996. This decrease was primarily due to a larger service and maintenance revenue base and productivity gains achieved in the implementation, training and support functions as a result of a larger number of installations and a larger installed base.



     Sales and marketing. Sales and marketing expenses increased 102.9% to $2.1 million in 1997 from $1.1 million in 1996. This increase was primarily due to an increase in sales and marketing personnel ($411,572), increased sales commissions paid on higher revenues ($221,758) and increased advertising and promotion expenses ($145,906) and increased travel and entertainment expenses ($97,698). Sales and marketing expenses as a percentage of total revenues decreased to 32.1% in 1997 from 103.1% in 1996. This decrease was primarily due to a larger revenue base over which to spread costs.

     Product development. Product development expenses increased 79.4% to $1.9 million in 1997 from $1.1 million in 1996. This increase was primarily due to increased staffing and consulting fees incurred in connection with continued development of the Company's software products. During 1997 and 1996, the Company capitalized software development costs of $455,078 and $153,209, respectively, in accordance with SFAS 86. Amounts capitalized in 1997 included $240,000 related to the acquisition of automated teller machine ("ATM") management software from a third party. Product development expenses as a percentage of total revenues decreased to 28.6% in 1997 from 104.0% in 1996. This decrease was primarily due to a larger revenue base over which to spread costs.


     General and administrative. General and administrative expenses increased 143.2% to $1.6 million in 1997 from $645,334 in 1996. This increase was primarily due to the hiring of additional accounting and executive personnel required to support the Company's growth ($582,251). General and administrative expenses as a percentage of total revenues decreased to 23.6% in 1997 from 63.3% in 1996. This decrease was primarily due to a larger revenue base over which to spread costs.


     Interest income (expense), net. During 1997, the Company's average cash balance was higher than in 1996, resulting in higher interest income, which was partially offset by interest expense relating to an equipment loan.

  Years Ended December 31, 1996 and 1995


     Revenues. Total revenues increased 280.2% to $1.0 million in 1996 from $268,141 in 1995. Software license revenues increased 276.9% to $801,532 in 1996 from $212,653 in 1995. This increase was primarily due to increased sales of the OSI System. Service and maintenance revenues increased 292.6% to $217,861 in 1996 from $55,488 in 1995. This increase in service fees was primarily due to the increase in the number of installations ($87,212) in 1996 and, to a lesser extent, an increase in the installed base of customers under support and maintenance agreements ($75,161).



     Cost of revenues. Total cost of revenues increased 191.1% to $2.0 million in 1996 from $700,006 in 1995. As a percent of total revenues, total cost of revenues decreased to 199.9% in 1996 from 261.1% in 1995, reflecting higher total revenues over which to spread costs. Cost of software license revenues increased 127.4% to $507,094 in 1996 from $223,015 in 1995. This increase was due to increased license fees paid to third-party software providers ($118,840), primarily Oracle, increased royalties paid to Banking Spectrum ($42,140) and increased system documentation personnel ($42,262). Cost of service and maintenance revenues increased 220.9% to $1.5 million in 1996 from $476,991 in 1995. This increase was primarily attributable to increased staffing in the implementation, training and customer support functions required to support the growth in customer installations as noted above ($769,867).



     Sales and marketing. Sales and marketing expenses increased 163.7% to $1.1 million in 1996 from $398,496 in 1995. This increase was primarily due to an increase in the number of sales personnel ($391,455), increased travel and entertainment expenses ($122,988) and increased advertising and promotions ($91,619). Sales and marketing expenses as a percentage of total revenues decreased to 103.1% in 1996 from 148.6% in 1995. This decrease was primarily due to a larger revenue base over which to spread costs.



     Product development. Product development expenses increased 60.5% to $1.1 million in 1996 from $660,510 in 1995. Product development expense increased primarily due to increased staffing and consulting fees ($460,023) required to support continued development of the Company's software products. During 1996 and 1995, the Company capitalized software development costs of $153,209 and $119,514, respectively, in accordance with SFAS 86. Product development expenses as a percentage of total revenues decreased to 104.0% in 1996 from 246.3% in 1995. This decrease was primarily due to a larger revenue base over which to spread costs.

     General and administrative. General and administrative expenses increased 61.5% to $645,334 in 1996 from $399,576 in 1995. The increase in expenses was primarily due to an increase in the Company's telephone and communication expenses ($79,872), increased computer and office supplies ($62,171) and increased travel and entertainment expenses ($22,067). General and administrative expenses as a percentage of total revenues decreased to 63.3% in 1996 from 149.0% in 1995. This decrease was primarily due to a larger revenue case over which to spread costs.


     Interest income (expense), net. During 1995, the Company was funding operations with bridge loans from existing investors until a December 1995 preferred stock sale. The interest on the bridge loans exceeded the interest income earned on the operating account balance during 1995.

SELECTED QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth unaudited quarterly results of operations of the Company for each of the quarters in the year ended December 31, 1997 and the six months ended June 30, 1998. In management's opinion, this unaudited information has been prepared on the same basis as the audited Financial Statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                          THREE MONTHS ENDED
                                   ----------------------------------------------------------------
                                   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                     1997       1997       1997        1997       1998       1998
                                   --------   --------   ---------   --------   --------   --------
                                                            (IN THOUSANDS)
Revenues:
  Software license..............   $   693    $   519     $   643     $2,245    $ 1,158     $1,601
  Service and maintenance.......       289        467         698      1,095      1,176      1,834
                                   -------    -------     -------     ------    -------     ------
     Total revenues.............       982        986       1,341      3,340      2,334      3,435
Costs of revenues:
  Software license..............       219        150         251        541        333        286
  Service and maintenance.......       732        658         748      1,012        987      1,468
                                   -------    -------     -------     ------    -------     ------
     Total cost of revenues.....       951        808         999      1,553      1,320      1,754
Operating expenses:
  Sales and marketing...........       458        496         500        678        784        778
  Product development...........       472        523         517        390        444        475
  General and administrative....       324        416         381        447        643        703
  Contract termination..........        --         --          --         --      1,265         --
                                   -------    -------     -------     ------    -------     ------
     Total operating expenses...     1,254      1,436       1,398      1,515      3,136      1,956
Income (loss) from operations...    (1,223)    (1,257)     (1,055)       272     (2,122)      (275)
Interest income (expense), net..        44         31          46         88         95         86
                                   -------    -------     -------     ------    -------     ------
Net income (loss)...............   $(1,179)   $(1,226)    $(1,010)    $  360    $(2,027)    $ (189)
                                   =======    =======     =======     ======    =======     ======

     The following table sets forth unaudited quarterly results of operations as a percentage of revenues for each of the quarters in the year ended December 31, 1997 and the six months ended June 30, 1998.



                                                          THREE MONTHS ENDED
                                   ----------------------------------------------------------------
                                   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                     1997       1997       1997        1997       1998       1998
                                   --------   --------   ---------   --------   --------   --------
Revenues:
  Software license..............      70.6%      52.6%      47.9%       67.2%      49.6%      46.6%
  Service and maintenance.......      29.4       47.4       52.1        32.8       50.4       53.4
                                   -------    -------     ------      ------     ------    -------
     Total revenues.............     100.0      100.0      100.0       100.0      100.0      100.0
Costs of revenues:
  Software license..............      22.3       15.1       18.7        16.2       14.3        8.3
  Service and maintenance.......      74.5       66.8       55.8        30.3       42.3       42.7
                                   -------    -------     ------      ------     ------    -------
     Total cost of revenues.....      96.8       81.9       74.5        46.5       56.6       51.0
Operating expenses:
  Sales and marketing...........      46.7       50.3       37.3        20.3       33.6       22.7
  Product development...........      48.0       53.1       38.5        11.7       19.0       13.8
  General and administrative....      32.9       42.2       28.4        13.3       27.5       20.5
  Contract termination..........        --         --         --          --       54.2         --
                                   -------    -------     ------      ------     ------    -------
     Total operating expenses...     127.6      145.6      104.2        45.3      134.3       57.0
Income (loss) from operations...    (124.4)    (127.4)     (78.7)        8.2      (90.9)      (8.0)
Interest income (expense),
  net...........................       4.4        3.1        3.4         2.6        4.1        2.5
                                   -------    -------     ------      ------     ------    -------
Net income (loss)...............    (120.0)%   (124.3)%    (75.3)%      10.8%     (86.8)%     (5.5)%
                                   =======    =======     ======      ======     ======    =======


     The Company's revenues and operating results have varied substantially from quarter to quarter. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including the timing, size and nature of the Company's licensing transactions, lengthy and unpredictable sales cycles, the timing of introduction and market acceptance of new products or product enhancements by the Company or its competitors, product and price competition, the relative proportions of revenues derived from license fees and services, changes in the Company's operating expenses, software bugs or other product quality problems, personnel changes and fluctuations in economic and financial market conditions. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and the results of operations for any quarter are not necessarily indicative of future results of operations.


     Revenues of $3.3 million for the three months ended December 31, 1997 included software license and implementation revenues of $1.6 million associated with two larger banks (assets greater than $1 billion) that were implemented in that quarter.


LIQUIDITY AND CAPITAL RESOURCES


     The Company has financed its operations primarily from the sale of preferred stock and from a credit line for equipment purchases. The Company had net working capital of $5.8 million at June 30, 1998, including cash and cash equivalents totaling $6.3 million.



     Cash used in operating activities was $995,822, $1.0 million, $3.9 million and $1.7 million for the six months ended June 30, 1998 and for the years ended December 31, 1997, 1996 and 1995, respectively. Cash used in operations during each of these periods was primarily due to net losses and an increase in accounts receivable partially offset in each period by increases in short-term liabilities, including deferred revenues. In 1996, the cash used in operating activities was also attributable to expenditures for deferred project costs. In 1997, cash flow from operations was favorably impacted by a reduction in deferred project costs.



     Cash used in investing activities was $609,864, $812,334, $850,083 and $212,037 for the six months ended June 30, 1998, and for the years ended December 31, 1997, 1996 and 1995, respectively. Cash used during such periods was to acquire property and equipment and for capitalized software development costs. The Company currently has no significant capital spending or purchase commitments, except for furniture for additional office space in the amount of approximately $200,000, but expects to continue to engage in capital spending in the ordinary course of business.



     Cash provided by financing activities was $342,119, $5.0 million, $5.3 million and $5.2 million for the six months ended June 30, 1998, and for the years ended December 31, 1997, 1996 and 1995, respectively. During 1997, 1996 and 1995, the Company received $5.0 million, $5.5 million, and $5.1 million, respectively, of net proceeds from the sale of preferred stock. In addition, the Company received $60,000 and $120,000 in proceeds during 1996 and 1995, respectively, from a subscription note receivable.



     In 1995, the Company received and repaid $1.0 million in bridge loans from existing investors. In September 1996, the Company entered into a $250,000 equipment line of credit with a bank. The equipment line allowed for draw downs through September 1997 with the outstanding borrowings on the equipment line converting to a $104,002, nine percent term loan payable in 36 months beginning in October 1997. As of June 30, 1998, the Company had no outstanding balance under this term loan. In June 1997, the Company entered into a $1.0 million working capital line of credit with the same bank that provides the equipment line of credit. The line is secured by all assets, exclusive of those financed under the equipment line. The maximum amount available under this line of credit is 75% of domestic accounts receivable, less amounts that have been outstanding for more than 90 days. This line of credit expires July 20, 1998. At June 30, 1998, there was no balance outstanding on this line of credit.



     The Company believes that the proceeds generated by the sale of Common Stock by the Company in this offering, cash and cash equivalents on hand will, in light of anticipated future cash flows, be sufficient to meet the Company's working capital requirements for the next twelve months.

                                    BUSINESS


     The Company is a leading provider of client/server core processing software and related services to small to mid-size banks and credit unions. The Company has developed The Complete Banking Solution and The Complete Credit Union Solution (the "OSI System"), which are fully-integrated suites of banking and credit union applications that operate in a Microsoft Windows NT environment with an Oracle relational database. The Company's software supports all of an institution's core processing requirements, including deposits and loans, teller functions, home/ Internet banking and platform automation. The Company's open and flexible client/server architecture is designed to enable its customers to reduce their core processing and operational costs and leverage customer information to improve retention and identify potential cross-selling opportunities. The OSI System interfaces to third-party applications that are commonly used in banks and credit unions, including check processing, ATMs and general ledger applications. The OSI System enables banks and credit unions to enhance customer satisfaction and compete more effectively in the financial services industry.


INDUSTRY BACKGROUND


     Currently, there are over 20,000 banking and depository institutions in the United States with assets of up to $3 billion, including small to mid-size commercial banks, thrifts and credit unions. The Company believes that these institutions, which have traditionally competed on personalized service, are facing increasing competitive pressures to improve their efficiencies in the areas of customer service, operations and marketing. In addition, the evolving requirements of the electronic marketplace demand that banks expand their traditional services to include ATMs, telephone banking and home banking through personal computers and the Internet. Banks and depository institutions of all sizes are also experiencing increased competitive pressures from non-bank competitors which, as a result of the deregulation of the financial services industry, can offer products and services traditionally marketed by banks.


     In responding to these trends, small to mid-size banks and credit unions are increasingly seeking to implement information technology systems that will enable them to increase the efficiency of their operations, offer a broader array of services and provide enhanced levels of customer service. These institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated either by the institution or a service bureau on an outsourced basis. These systems, which operate in large mainframe or minicomputer environments, are designed primarily to batch process a large number of transactions and create centralized financial records. Nightly batch sessions are typically required to update each customer's account with the business day's transactions. As a result, banks utilizing legacy systems typically do not offer their customers real-time processing of transactions, a feature that is becoming an increasingly important operating requirement. Moreover, legacy systems typically store data in non-relational, sequentially indexed files. In this environment, retrieval of customer or other information can be burdensome and time consuming and limits an institution's flexibility in meeting changing customer service requirements. The centralized processing and proprietary architecture of these systems is not designed to easily support analysis for decision-making or integrate with other business applications used throughout the enterprise. Financial institutions relying on legacy systems often find it difficult to conform their business processes and reporting to the architecture of the system and are not able to easily adapt the system to their evolving needs.

     The need to improve customer service levels, enhance operating efficiencies and lower costs has contributed to the growing acceptance of the client/server model of computing based on open, industry-standard operating environments and relational databases. In a client/server environment, servers provide shared access to data and applications, while client devices such as personal computers and workstations provide the user interface and local processing functions. Client/server systems can improve information sharing by providing access at each desktop to critical customer and transaction data and business applications, which had historically been restricted or difficult to access in legacy environments. Client/server applications enable organizations to streamline core business practices and reporting and to make faster, more informed decisions. The client/server model is also scalable as capacity can be increased by upgrading the server or linking multiple servers. In addition, the client/server model offers flexibility in that additional functionality can easily be provided through third-party applications.

     The Company believes that, until recently, the adoption of client/server systems in many banks and credit unions has lagged other industries due to the limited number of suppliers of open client/server systems designed specifically to address the core processing requirements of such institutions. In part, this has been attributable to the industry's long-standing reliance on legacy systems and the high-volume processing requirements of larger banks. Among smaller banking institutions, which the Company believes are best positioned to benefit from the implementation of client/server systems, the adoption of such systems has been hampered by the absence of cost effective client/server systems designed specifically for use by such institutions. The Company believes that fewer than 200 small to mid-size banks and credit unions in the United States have implemented open client/server core processing systems.

     The Company believes that banks and credit unions today are seeking information technology solutions that combine the performance, reliability and security associated with legacy-based systems with the flexibility, ease-of-use, scalability and reduced cost of ownership associated with client/server systems. Banks and credit unions require systems that can be easily integrated with other applications used in the enterprise, provide real-time transaction processing and comply with applicable regulatory requirements. Banks and credit unions also require core processing systems that are able to accommodate new and emerging technologies, such as ATMs, telephone banking and home banking via personal computers and the Internet. In addition, these institutions require systems that are Year 2000 compliant. Banks and credit unions are also seeking information technology solutions that offer quick and effective access to customer and account data in order to offer better, more customized services, monitor trends and performance and cross-sell services and products. A client/server core processing solution must be able to meet all of these requirements to enable banks and credit unions to achieve a competitive advantage in their markets through improved customer service, lower costs and enhanced access to customer information.

THE OSI SOLUTION

     The OSI System enables financial institutions to process transactions and access critical customer and account data through a suite of open, distributed application modules that operate in a Microsoft Windows NT environment with an Oracle relational database. The Company's solutions are designed to provide its customers with the following benefits:

     X Fully-Integrated Solution. The OSI System supports all of an institution's core processing requirements, including those of its branch offices. The OSI System accommodates telephone banking and home banking via personal computers and the Internet, and provides ATM management capabilities. All components of the OSI System utilize a common relational database and operating system. This architecture allows a bank to provide its customers with real-time information concerning their accounts and to create real-time management reports. The OSI System also eliminates potential errors arising from the maintenance of multiple databases and enables institutions to change their business processes without requiring the modification of the underlying data model.

     X Enhanced Customer Service Through Real-Time Processing. The OSI System allows a bank's customers and employees to access and process information on a real-time basis, which enables a bank's customers to receive up to the minute account and transaction information from any branch, telephone, home or Internet location. The OSI System also enables bank employees to quickly identify customers and gather accurate and current information about the entire customer relationship. Availability of this information enables institutions to improve their level of customer service and provide them with incremental opportunities for marketing additional products and services.

     X Open Architecture. The OSI System operates in an open environment using the Microsoft Windows NT operating system and the Oracle relational database management system, which are installed on non-proprietary hardware. The flexible, open architecture of the OSI System facilitates the use of popular, off-the-shelf third-party software and the addition of more processing capability as the institution's requirements increase.

     X Reduced Cost of Ownership. The OSI System can reduce the overall cost of ownership of a financial institution's core system. By integrating core banking functions, which have historically run on separate systems, into one seamless environment, the OSI System enables its customers to achieve operational efficiencies. The OSI System can also reduce the costs that would otherwise be associated with the ongoing maintenance of legacy systems. In addition, the time and expense required to adapt the OSI System to accommodate changing business processes and regulatory requirements is less than that required with a typical legacy system. The ability of the OSI System to operate across a broad range of popular hardware provides customers with increased flexibility and the ability to select the most cost-effective system.

STRATEGY

     The Company's objective is to be the leading supplier of enterprise-wide client/server software for small to mid-size banks and credit unions. The Company's strategy for achieving this objective includes the following:

     X Focus on Small to Mid-Size Banks and Credit Unions. The Company will continue to focus on providing core processing solutions to small to mid-size banks and credit unions, which the Company defines as institutions with assets up to $3 billion. The Company believes that the client/server model of computing is particularly well-suited for institutions in this market. These institutions, unlike larger banks, typically do not require extensive customization in connection with the implementation of a banking system which makes it easier for them to realize the benefits of client/server core processing systems in a cost-effective manner. The Company believes that the demand for client/server systems in this market is increasing as a result of these factors.

     X Expand Distribution Through Outsourcing Solutions. A number of small to mid-size banks and credit unions outsource their core processing systems to third-party service providers. These third-party service providers typically choose one or more significant banking solutions on which they base their outsourcing services. The Company has established strategic relationships with BISYS, a major national outsourcing provider, and COCC, a major regional outsourcing provider, under which these third parties provide outsourced processing services to the financial services industry using the OSI System. The Company plans to continue to jointly market the OSI System with its outsourcing partners to expand its installed customer base.

     X Leverage Customer Base. The Company intends to continue to leverage its installed customer base by expanding the range of complementary products and services available to its customers. The Company generates recurring revenues by entering into maintenance arrangements with its customers that provide for annual service fees. As the asset size or number of accounts of a financial institution increases, or as additional application modules or services are provided, customers typically pay incremental license and maintenance fees. The Company plans to continue to expand its professional services offerings to its installed base of customers as they implement additional application modules.

     X Maintain Product Leadership. The Company believes that the open client/server architecture of the OSI System provides it with competitive advantages over other core processing systems. For example, the OSI System offers on-line, real-time transaction processing capabilities that are not available in many competitive systems, and the Company recently announced the introduction of a home/Internet banking module supporting the Open Financial Exchange ("OFX") standard, which enables customers to access bank services using personal computers and the Internet. The Company's open architecture enables it to utilize leading, non-proprietary software and hardware to provide comprehensive functionality. The Company intends to extend its technological leadership by continuing to add new applications, integrate new technologies and expand the functionality of its system.

TECHNOLOGY

     The Company developed the OSI System to enable customers to realize the advantages of client/server architectures. The OSI System is designed to offer the following benefits: (i) flexible functionality, scalability, and high performance, (ii) lower total cost of ownership, (iii) the ability to operate either in real-time or batch processing mode and (iv) integration with third-party applications and emerging technologies. The Company believes that the OSI System achieves these objectives through an open architecture that is based on leading technologies in the areas of operating systems, relational databases, graphical user interfaces and report generation tools.

     The foundation of the OSI System is an enterprise-wide relational database. The OSI System uses relational database software from the industry's leading supplier, Oracle Corporation. The OSI System's functionality is implemented through application modules, each of which performs a specific core processing function, that share the data in the relational database. This approach allows for database normalization and business modeling. Through database normalization, data is organized in tables that are easily accessible through a variety of query tools as well as the application modules. The OSI System's data model consists of over 600 tables, which the Company believes is substantially greater than the number of tables in the data models of competing solutions. As a result, a higher degree of independence between a customer's business processes and underlying data is achieved and the OSI System is more scalable and adaptable to changing business needs. New application modules may be developed or existing modules may be altered as required without having to change the underlying data model.

     The OSI System is based on a single, enterprise-wide database as opposed to a distributed database in which the database is spread among two or more components, typically resident on different computers. The principal benefit of an architecture using a single enterprise-wide database is that it permits real-time processing so that, for example, transactions are immediately reflected in a bank or credit union customer's account. This contrasts with a batch processing approach in which all accounts are updated only at scheduled intervals, typically at the end of the business day. The OSI System may be configured to operate in either batch mode or a hybrid batch/real-time mode for those banks or credit unions that do not require or desire real-time processing.

     The OSI System is a 32-bit Microsoft Windows NT application that operates in an open systems environment. The system does not require any proprietary hardware components and is currently deployed on a wide range of client and server platforms. The system features multi-level security that takes advantage of the features of the underlying operating system and relational database as well as offers some that are indigenous to the system. The OSI System also interfaces to a broad range of third-party applications and peripherals that are commonly used in banks and credit unions.

PRODUCTS

     The OSI System is an enterprise-wide solution that addresses the core processing requirements of small to mid-size banks and credit unions and other financial institutions. The OSI System consists of software application modules that operate on a fully-integrated basis and is designed to be Year 2000-compliant. The Company recently released its OSI/ATM Server, the OSI home/Internet banking module and a 32-bit version of the OSI System. In addition, the Company markets third-party applications that are commonly used in banks and credit unions. Current prices for the base OSI System software license range from approximately $140,000 to $1.5 million, depending on asset size and number of customer accounts.

  Application Modules

     The following table describes certain application modules of the OSI
System:

APPLICATION                                                        DESCRIPTION
-----------                                                        -----------
Customer Service..........................    Provides a quick and comprehensive view of each cus-
                                              tomer relationship; maintains customer's picture and
                                              signature for recognition; supports opening and
                                              maintenance of all types of accounts and provides a
                                              measure of an individual customer's profitability;
                                              enables tellers to complete an entire transaction
                                              on-line in the presence of the customer.
Comprehensive Lending.....................    Provides comprehensive management of all loans,
                                              whether mortgage, consumer or commercial, including
                                              establishment of escrow, insurance and tax accounts;
                                              can provide loan-loss reserve calculations based on
                                              risk ratings and loan classifications; includes "what
                                              if" loan calculator and amortization schedule.
Depository System.........................    Supports all forms of deposit instruments, including
                                              passbook and statement savings, club accounts and
                                              checking accounts, share drafts (credit unions),
                                              certificates of deposit and time deposits and
                                              repurchase agreements.
Teller Application........................    Provides a teller with real-time access to the bank's
                                              database and a complete profile of the bank's clients
                                              (including a customer's picture and signature); easily
                                              navigated by the teller and does not require
                                              transaction codes.
General Ledger Interface..................    Easy-to-use module designed to manage interfaces to
                                              popular general ledger systems.
Bank and Branch Operations................    A comprehensive and secure administrative management
                                              tool for determining user accessibility, security,
                                              hours of operation, cash boxes and authorization
                                              structures.
End of Day Production.....................    Identifies and schedules all end of day processing,
                                              including updating of interest, fees and other
                                              charges, and produces daily production reports and
                                              customer statements.
Executive Information.....................    Enables management to monitor bank's performance
                                              through on-line queries of any product or branch;
                                              tools can generate new reports in graphical or tabular
                                              form based upon ad hoc information requests.
External File Manager.....................    Manages all data that must be entered into the
                                              database from external sources, including check
                                              clearings, ACH (automatic clearing house), loan
                                              origination and ATM transaction files.
Payroll...................................    Enables updating of all payroll accounts provided
                                              through an ACH format or from outside payroll systems.

APPLICATION                                                        DESCRIPTION
-----------                                                        -----------
Product Manager...........................    Enables bank to design and promote new loan, checking
                                              and deposit products and to monitor current product
                                              offerings; uses fill-in-the-blank, easy-to-follow
                                              screens with user defined fees and rate schedules that
                                              allow for unlimited tiering.
IRS/Year-End Reporting....................    Supports year-end IRS reporting information for both
                                              standard and specialized forms.
Forms Integration.........................    Integrates generation of forms, includes new account
                                              documents, disclosures, signature cards and passbooks;
                                              eliminates need to inventory pre-printed forms.

  OSI/ATM Server

     The OSI/ATM Server is an ATM management system that provides banks with the capability to directly manage their own ATM network or interface with regional ATM networks. The OSI/ATM Server enables customers to reduce costs associated with ATM systems and provides features such as real-time, single balance update capabilities, support for multiple ATM transactions and processing and authorization options. In addition, the OSI/ATM Server enables banks to define their own operating parameters without the need for program modifications. The system, which operates on Stratus computers, is designed to provide fault-tolerant reliability. The OSI/ATM Server is fully integrated with the OSI System. Current list prices for the OSI/ATM Server module range from approximately $45,000 to $90,000.

  Home/Internet Banking Module

     The Company's home/Internet banking module enables customers to remotely access an online banking system through which a customer can transfer funds from transaction accounts, make balance inquiries, generate instant statements and monitor account activity. The Company's system supports the OFX standard, which enables the system to interface to bank services that use a variety of devices to originate customer transactions. Through the OFX standard, the OSI System can also be integrated with commonly-used personal financial management products, such as Microsoft's Money 98 and Intuit's Quicken. Current list prices for the home/Internet banking module range from approximately $50,000 to $100,000.

  Third-Party Applications

     The open architecture of the OSI System facilitates the integration of third-party applications, and the Company offers various third-party applications for use with the OSI System. Such applications include: asset/liability management, check and statement imaging, collection management, disaster recovery planning, general ledger, voice response, loan origination and on-line ATM interface.

SALES AND MARKETING


     The Company markets its software and services primarily through its direct sales force. As of June 30, 1998, the Company employed 22 sales and marketing personnel.


     The Company's marketing program includes direct mail, networking, telemarketing, advertising in industry specific trade journals and periodicals, seminars and trade shows. The Company maintains an Internet web site from which prospective customers can retrieve and view product information. The Company has established an alliance with Unisys PAAG under which Unisys has exclusive rights to market the OSI System in Asia (except Japan), South Africa and certain other countries. The Company has established strategic relationships with Oracle Corporation, Compaq Computer Corporation and Stratus Computer, Inc. providing for joint marketing efforts.

     Historically, a significant portion of all banks and credit unions have chosen to satisfy their information technology needs through service bureaus. To address this market, the Company has entered into software license and marketing agreements with BISYS and COCC under which these third parties provide outsourced core processing services to the financial services industry using the OSI System.


     Pursuant to a Software License and Marketing and Distribution Agreement with BISYS, the Company has granted BISYS the exclusive right in the United States, subject to certain exceptions (including the Company's right to use regional providers of outsourcing services), to use the OSI System to provide outsourcing of core processing services to banks and credit unions. The OSI System may not be sublicensed by BISYS, and all proprietary rights to the OSI System remain with the Company. This right becomes non-exclusive if BISYS fails to obtain a specified number of customer contracts, or pay the minimum required license and maintenance fees in each of these first three years. BISYS has agreed that the Company shall be its exclusive provider of client/server core processing systems for BISYS during the term of the Agreement. Royalty payments under the Agreement are consistent with those paid by other outsourcing providers of the OSI System. The Company has agreed to provide BISYS with pricing and other terms at least as favorable as those granted by the Company to other outsourcing providers. Pursuant to the agreement, the parties engage in joint marketing of each other's products and services and refer potential customers to each other. As of June 30, 1998, BISYS had entered into outsourcing agreements with five institutions.



     The Company has also entered into a License and Marketing Agreement with COCC under which the Company has granted COCC certain exclusive rights to use the OSI System to provide outsourced core processing services to banks and credit unions in the New England states and New York. COCC must meet certain customer milestones to maintain its exclusivity. The Company receives license fees with respect to outsourced data processing agreements entered into by COCC, subject to a cumulative maximum payment, as stipulated in the agreement. As of June 30, 1998, COCC had entered into outsourcing agreements with four institutions.


CUSTOMERS


     The Company's customers are primarily small to mid-size banks and credit unions, typically with fewer than ten branches, that serve the banking needs of their local communities. These banks are often the primary local providers of savings accounts and consumer, mortgage and commercial loans in the markets they serve. The majority of the Company's customers are located in the Northeast region, although the Company is expanding its presence in other regions. As of June 30, 1998, 31 banks and one credit union utilized the OSI System. An additional 38 banks were in various stages of implementation, including 13 banks owned by three bank holding companies and nine banks utilizing outsourcing services provided by the Company's outsourcing partners. The average asset size of the Company's current customer base is approximately $245 million.



     Sales to the Hawthorne Savings and Loan Association accounted for approximately 11% of total revenues in the six months ended June 30, 1998. Sales to The Savings Bank of Manchester and The Savings Bank of Utica accounted for approximately 17% and 15% of total revenues, respectively, in the year ended December 31, 1997. Sales to American Federal Bank, Gloversville Federal Savings and Loan Association, Dean Cooperative Bank and Signet Bank accounted for approximately 38%, 22%, 20% and 14% of total revenues, respectively, in the year ended December 31, 1996. Sales to Seneca Falls Savings Bank and The Simsbury Savings Bank accounted for approximately 56% and 43% of total revenues, respectively, in the year ended December 31, 1995. The Company anticipates that no customer will account for more than 10% of revenues in the year ending December 31, 1998.


SERVICES

     The Company provides comprehensive implementation and training services to customers who purchase the OSI System. An implementation team works with the customer through all phases of the project, including software installation, data conversion, education and training. Full implemen-tation of the OSI System typically occurs over a 14 to 24 week period, depending on the complexity of the conversion. The Company also provides post-implementation customer support and maintenance. As of June 30, 1998, the Company had 62 employees dedicated to implementation, training, support and maintenance.


     X Implementation. The Company assigns to each customer a project manager who coordinates all activities related to the implementation of the OSI System. The Company also assigns conversion programmers who convert a bank's current account data to the relational database in the OSI System. Data conversion activities include data mapping, program development, testing, data auditing and a complete trial conversion prior to the final implementation date.

     X Training. The Company offers a comprehensive education and training program to its customers. The Company offers training classes at its headquarters in Connecticut and hands-on application training at the customer site prior to installation of the OSI System. In addition, on-site training for ancillary products is available upon request. The Company also assists customers desiring to adapt the OSI System to particular needs, including customer-specific software features, reports or regulatory requirements.

     X Support and Maintenance. Support and maintenance personnel provide immediate telephone response service during normal working hours, supplemented by on-call support 24 hours a day, seven days a week. The Company also provides product support services through the Internet, electronic mail and facsimile. In addition, the Company offers remote product support services whereby the Company's support team directly connects to a customer's server to troubleshoot or perform routine maintenance. The Company enters into maintenance agreements with its customers pursuant to which they pay an annual maintenance fee, based on a percentage of the license fee, over the term of the software license. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

PRODUCT DEVELOPMENT

     The Company plans to continue to invest significant resources to maintain and enhance its current product and service offerings. The Company's principal product development focus is on: (i) enhanced functionality of the OSI System through the development of new features and improvements to existing applications modules, (ii) software updates as new versions of the Windows NT operating system and Oracle relational database are released and (iii) tools to automate the process of converting a customer's legacy data to the OSI System.


     As of June 30, 1998, the Company employed a staff of 28 employees engaged in product development. The Company's product development expenditures were approximately $918,356, $1.9 million, $1.1 million and $660,510 for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively.


COMPETITION


     The financial services software market is intensely competitive and subject to rapid technological change. Competitors vary in size and in the scope and breadth of products and services offered. The Company encounters competition in the U.S. from a number of competitors which offer alternative client/server systems to banks and credit unions, including M&I EastPoint, Phoenix International Ltd., Inc. and Prologic Corporation, and a number of competitors, including Fiserv, Inc., NCR Corporation, Electronic Data Systems Corporation, Marshall & Ilsley Corporation, Jack Henry & Associates, Inc., ALLTEL Corporation and Kirchman Corporation, all of which offer legacy core processing systems or outsourcing alternatives to banks and credit unions. The Company also competes against a number of smaller, regional competitors. In addition to these competitors, the Company competes internationally with Misys plc Banking Division (including Midas-Kapiti International, Inc., Kindle Banking Systems and ACT Financial Systems), Sanchez Computer Associates, Inc. and Financial Network Services, among others. The Company also competes with other core processing alternatives, including in-house applications, which were either developed internally or purchased from third-party vendors, and outsourcing, either as a part of a total outsourcing solution or through a service bureau arrangement. Furthermore, the Company expects additional competition from other established and emerging companies as the client/server application software market continues to expand. There can be no assurance that the Company will be able to compete successfully against either its existing or future competitors.

     In general, the Company competes on the basis of product architecture and functionality, service and support, including the range and quality of technical support, training and implementation services, and product pricing in relation to performance and support.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company's license agreements contain provisions which limit the number of users, state that title remains with the Company and protect confidentiality. The Company presently has no patents or patent applications pending.

     Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, particularly overseas, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the extent of the laws of the United States. Nevertheless, the Company believes that due to the rapid pace of technological change in the information technology and software industries, factors such as the technological and creative skills of its employees, new product developments, frequent product enhancements and the timeliness and quality of support services are more important to establishing and maintaining a competitive advantage in the industry.

     The Company does not believe that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. Any such claim could result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES


     As of June 30, 1998, the Company had a total of 130 employees, of which 28 were engaged in product development and system documentation, 62 were engaged in implementation, training, support and maintenance, 22 were engaged in sales and marketing and 18 were engaged in finance and administration and other functions. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers relations with its employees to be good.


FACILITIES


     The Company currently leases approximately 22,000 square feet of space in its headquarters facility in Glastonbury, Connecticut. The lease for 15,000 square feet expires in 2003 and for 7,000 square feet expires in 2001. The Company plans to lease approximately 8,000 additional square feet at this facility before the end of 1998.


LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings that would have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES


     The executive officers, directors and certain other key employees of the Company, their respective ages as of June 30, 1998 and their positions with the Company are as follows:



EXECUTIVE OFFICERS AND DIRECTORS            AGE                     POSITION
--------------------------------            ---                     --------
Douglas K. Anderson.......................  48     Chairman of the Board and Chief Executive
                                                   Officer
John L. Person............................  63     President and Chief Operating Officer
Graham H. Gurney..........................  57     Senior Vice President of Sales and
                                                   Director
Clifford I. Waggoner......................  57     Senior Vice President, Chief Technology
                                                   Officer and Director
Richard J. Willemin.......................  47     Senior Vice President and Chief Financial
                                                   Officer
Carlos P. Naudon (1)......................  47     Vice Chairman of the Board
Douglas C. Carlisle (2)...................  41     Director
David M. Clarke (1).......................  47     Director
Samuel F. McKay (1)(2)....................  58     Director
William W. Neville........................  44     Director
Richard P. Yanak (2)......................  63     Director

KEY EMPLOYEES
---------------
Charles J. Beer...........................  40     Vice President of Application Development
John J. DeMita............................  53     Vice President of Professional Services
John L. Messier...........................  34     Vice President of Conversion Services
Michael D. Nicastro.......................  39     Vice President of Marketing
Debra M. Dabrowski........................  30     Controller


---------------
(1) Member of the Audit Committee effective as of the closing of this offering.
(2) Member of the Compensation Committee effective as of the closing of this offering.

     Mr. Anderson has served as Chairman of the Board and Chief Executive Officer of the Company since December 1997 and as a director since July 1994. Mr. Anderson served as President of the Company from October 1995 to December 1997. From December 1986 to October 1995, Mr. Anderson was employed by the Savings Bank of Manchester and was responsible for all bank operations and information technology, most recently as Executive Vice President. Prior to joining the Savings Bank of Manchester, Mr. Anderson was employed for 14 years by Unisys Corporation.

     Mr. Person has served as President and Chief Operating Officer of the Company since December 1997, and served as Executive Vice President and Chief Operating Officer of the Company from May 1997 to December 1997. From August 1996 to May 1997, Mr. Person was Managing Director of Compression Engines, LLC, a software company. From October 1994 to May 1997, Mr. Person served as President of Enanti Corporation, a contact management software company. From July 1992 to October 1994, Mr. Person served as President of HP Films, a film production company. Mr. Person also served as President of Newtrend MISER Group, a company specializing in banking software.

     Mr. Gurney co-founded the Company in 1992, and has served as Senior Vice President of Sales of the Company since June 1996 and as a director since 1992. From September 1984 to October 1987, Mr. Gurney served as regional district manager for the New York district of Sperry Corporation, a computer hardware and software company. From October 1987 to June 1992, Mr. Gurney served as the Eastern regional sales director for Sharebase Corporation, a relational database company.

Mr. Gurney was employed in various positions for 15 years in the financial services computing industry.

     Mr. Waggoner co-founded the Company in 1992, has served as Senior Vice President and Chief Technology Officer of the Company since October 1995 and as a director since 1992. Mr. Waggoner served as President of the Company from May 1992 to October 1995. From June 1987 to May 1992, Mr. Waggoner was Vice President and Principal of Linc Systems Corporation, a software services company. Prior to joining Linc Systems Corporation, Mr. Waggoner was employed for 17 years by Electronic Data Systems Corporation.

     Mr. Willemin has served as Senior Vice President and Chief Financial Officer of the Company since April 1998. From March 1997 to April 1998, Mr. Willemin served as Chief Financial Officer of Summit Medical, Inc., a supplier of clinical database software. From September 1996 to February 1997, Mr. Willemin served as Chief Financial Officer of Datalogix International, Inc., a supplier of manufacturing and logistics software. From June 1994 to August 1996, Mr. Willemin served as Vice President and Chief Financial Officer of NEIC, a transaction processing company in the health care industry. From March 1992 to June 1994, Mr. Willemin served as interim Chief Financial Officer during periods of transition for several companies, including, Saratoga Springs Water Company, a beverage manufacturer and distributor, and Canyon Ranch Spa Cuisine, a mail order health food company.


     Mr. Naudon has served as Vice Chairman of the Board of the Company since October 1995 and as a director since September 1994, and served as Managing Director from March 1995 to October 1995. Since May 1992, Mr. Naudon, has served as Chairman of the Board of BSI Administrative Services Inc., a benefits plan administration company. In addition, since January 1984, Mr. Naudon has served as President, Chief Executive Officer and director of Spectrum and Banking Spectrum, Inc., each a banking consulting company.


     Mr. Carlisle has served as a director of the Company since March 1994. Since 1984, Mr. Carlisle has served as a general partner of Menlo Ventures VI, L.P. ("Menlo Ventures"), a venture capital fund that invests in emerging growth technology companies. Mr. Carlisle is a director of Carrier Access Corporation.

     Mr. Clarke has served as a director of the Company since April 1998. Since September 1993, Mr. Clarke has served as Vice President, Private Equity, of the Aetna Investment Management Group of Aetna Life Insurance Company ("Aetna"). From September 1977 to September 1993, Mr. Clarke held various other positions in the Private Bond Investment Group of Aetna.

     Mr. McKay has served as a director of the Company since December 1995. Since April 1994, Mr. McKay has served as a general partner of Axiom Venture Partners, L.P. ("Axiom"), a venture capital firm. Previously, Mr. McKay was general partner of Connecticut Seed Ventures, L.P. Mr. McKay is a director of Anika Therapeutics, Inc., Sabre Communications Corporation, Costar Corporation and Nightingale Corp.


     Mr. Neville has served as a director of the Company since June 1998. Since June 1997, Mr. Neville has served as President of BISYS, Inc., a subsidiary of BISYS. From June 1995 to June 1997, Mr. Neville served as Senior Vice President and Eastern regional General Manager of BISYS, Inc. From June 1992 to June 1995, Mr. Neville served as Vice President and General Manager of the New England region of BISYS, Inc.


     Mr. Yanak has served as a director of the Company since May 1996. Since October 1996, Mr. Yanak has served as Senior Advisor of NYCE Corporation, an electronic banking services company. From December 1987 to October 1996, Mr. Yanak served as President and Chief Executive Officer of NYCE Corporation.

     Mr. Beer has served as Vice President of Application Development of the Company since October 1996, and served as Director of Application Development of the Company from June 1992 to October 1996. Previously, Mr. Beer served as Assistant Vice President of Development of American Savings Bank.

     Mr. DeMita has served as Vice President of Professional Services of the Company since September 1996. From December 1995 to September 1996, Mr. DeMita served as Vice President of Production of NYCE Corporation, an electronic banking services company. From July 1992 to October 1995, Mr. DeMita served as President of Hardcopy Media Inc., a printing company and owned and operated Alpha Graphics, a printing franchise company. Previously, Mr. DeMita served as President of American Business Information Services, a subsidiary of American Savings Bank.

     Mr. Messier has served as Vice President of Conversion Services of the Company since December 1997, and served as Manager of Customer Support of the Company from July 1995 to December 1997. From February 1990 to July 1995, Mr. Messier served as a Product Support Specialist and Senior Project Manager at Fiserv, Inc., a financial services technology company.

     Mr. Nicastro has served as Vice President of Marketing of the Company since October 1996, and served as Director of Marketing and Customer Services of the Company from September 1994 to October 1996. From February 1985 to September 1994, Mr. Nicastro held various product management positions with the Data Services Division of NCR Corporation. In addition, Mr. Nicastro served in various positions at Bristol Savings Bank and Citicorp.

     Ms. Dabrowski has served as Controller of the Company since May 1997. From August 1989 to April 1997, Ms. Dabrowski was employed by Price Waterhouse LLP, an independent public accounting firm, most recently as Audit Manager in its Technology Industry Group. Ms. Dabrowski is a certified public accountant.

     Pursuant to an Amended and Restated Investors' Rights Agreement dated as of August 22, 1997 among the Company and certain stockholders of the Company, such stockholders were granted the right (which terminates upon the closing of this offering) to designate representatives on the Company's Board of Directors. Under this agreement, Messrs. Carlisle, McKay, Clarke and Neville were elected the representatives of Menlo Ventures, Axiom, Aetna and BISYS, respectively.


     Pursuant to a Software License and Marketing and Distribution Agreement dated as of August 20, 1997 between the Company and BISYS, Inc., a subsidiary of BISYS, BISYS, Inc. was granted the right (which continues until termination of the agreement) to nominate a candidate to the Company's Board of Directors.


     Following this offering, the Board of Directors of the Company will be divided into three classes, each of whose members will serve for a staggered three-year term. The Board will consist of three Class I Directors (Messrs. Carlisle, Naudon and Waggoner), three Class II Directors (Messrs. Gurney, McKay and Yanak) and three Class III Directors (Messrs. Anderson, Clarke and Neville). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the calendar years 1999, 2000 and 2001, respectively.

     Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a Compensation Committee composed of Messrs. Carlisle, McKay and Yanak, which makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company and administers and grants stock options pursuant to the Company's stock option plans, and an Audit Committee composed of Messrs. Clark, McKay and

Naudon, which reviews the results and scope of the audit and other services provided by the Company's independent public accountants.

DIRECTOR COMPENSATION

     Directors do not currently receive any compensation for their services on the Board of Directors, other than reimbursement for out-of-pocket expenses.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid or accrued for the year ended December 31, 1997 for the Company's Chief Executive Officer and its three other most highly compensated executive officers in 1997 who were serving as executive officers on December 31, 1997 (the Chief Executive Officer and such other executive officers are hereinafter referred to as the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                      ANNUAL COMPENSATION            COMPENSATION
                             -------------------------------------   ------------
                                                         OTHER        SECURITIES
                                                         ANNUAL       UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY       BONUS      COMPENSATION    OPTIONS(1)    COMPENSATION
---------------------------  --------   -----------   ------------   ------------   ------------
Douglas K. Anderson.......   $175,000     $30,000          $--       195,000(2)       $40,000(2)
  Chairman of the Board and
  Chief Executive Officer

Graham H. Gurney..........    100,000      15,400(3)       --               --             --
  Senior Vice President of
  Sales

Clifford I. Waggoner......    106,000       3,000          --               --             --
  Senior Vice President and
  Chief Technology Officer

John L. Person(4).........     88,218      15,000     2,800(5)         100,000          4,936(6)
  President and Chief
  Operating Officer

---------------
(1) Represents the number of shares covered by options to purchase shares of the Company's Common Stock granted during the year ended December 31, 1997.

(2) In exchange for the surrender of the right to receive 175,000 shares of Common Stock originally granted on October 2, 1995, Mr. Anderson received an option to purchase 175,000 shares of Common Stock at an exercise price of $0.45 per share and supplemental compensation of $40,000 in 1997 and $60,000 in 1998.

(3) Represents sales commissions.

(4) Mr. Person joined the Company in May 1997.

(5) Represents automobile allowance.

(6) Represents reimbursement for relocation expenses.

     The following table sets forth grants of stock options to each of the Named Executive Officers during the year ended December 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                    INDIVIDUAL GRANTS                              POTENTIAL REALIZABLE VALUE
                            ------------------------------------------------------------------      AT ASSUMED ANNUAL RATES
                                          PERCENT OF                                                     OF STOCK PRICE
                            NUMBER OF       TOTAL                                                   APPRECIATION FOR OPTION
                            SECURITIES     OPTIONS                                                          TERM(3)
                            UNDERLYING    GRANTED TO     EXERCISE     FAIR MARKET                ------------------------------
                             OPTIONS     EMPLOYEES IN      PRICE       VALUE PER    EXPIRATION
NAME                        GRANTED(1)   FISCAL YEAR     PER SHARE     SHARE(2)        DATE         0%         5%        10%
----                        ----------   ------------   -----------   -----------   ----------   --------   --------   --------
Douglas K. Anderson.......   175,000         36.3%         $0.45         $1.50       7/21/07     $183,750   $299,309   $476,600
                              20,000          4.2%          0.45          1.50       7/21/07       21,000     34,207     54,469
Graham H. Gurney..........        --           --             --            --            --           --         --         --
Clifford I. Waggoner......        --           --             --            --            --           --         --         --
John L. Person............   100,000         20.7%          0.45          1.50       5/07/07      105,000    171,034    272,343


---------------
(1) Mr. Anderson's option to purchase 175,000 shares vested with respect to 84,722 shares immediately upon grant and the remaining shares underlying the option vest in twenty-six equal monthly installments. Twenty-five percent of Mr. Person's option and Mr. Anderson's option to purchase 20,000 shares vest on the first anniversary of the date of grant and the remaining shares underlying the options vest in thirty-six equal monthly installments.


(2) The fair market value of the Common Stock on the grant date was determined in good faith by the Board of Directors, based upon factors such as the terms upon which the Company issued securities to third parties in financing transactions, the illiquid nature of the Company's securities, and the financial condition, results of operations and business prospects of the Company at each of the dates of grant. The Company's Common Stock was not traded publicly at the time the options were granted to the Named Executive Officers.



(3) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (0%, 5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals. Assuming the fair market value of the Common Stock at the date of grant was an assumed initial public offering price of $11.00 per share, the potential realizable value of these options (a) at a 5% assumed annual rate of stock price appreciation would be $3,351,043 for Mr. Anderson and $1,718,484 for Mr. Person, and (b) at a 10% assumed annual rate of stock price appreciation would be $5,335,977 for Mr. Anderson and $2,736,398 for Mr. Person.

     The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1997. None of the Named Executive Officers exercised any stock options during the year ended December 31, 1997.

                         FISCAL YEAR-END OPTION VALUES

                                            NUMBER OF SHARES              VALUE OF UNEXERCISED
                                         UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                       OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END(1)
                                      ----------------------------    ----------------------------
NAME                                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                  -----------    -------------    -----------    -------------
Douglas K. Anderson.................    130,555          94,445        $536,248        $384,002
Graham H. Gurney....................     81,272          30,208         342,314         126,874
Clifford I. Waggoner................     19,792          30,208          83,126         126,874
John L. Person......................         --         100,000              --         405,000

---------------
(1) Represents the difference between the exercise price and the fair market value of the Common Stock at fiscal year end.

STOCK PLANS

  1994 Stock Option Plan and 1998 Stock Incentive Plan


     The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in March 1994. Amendments to the 1994 Plan increased the number of authorized shares under the Plan to 3,000,000 shares of Common Stock. As of June 30, 1998, options to purchase an aggregate of 1,689,500 shares of Common Stock at a weighted average exercise price of $0.77 per share were outstanding under the 1994 Plan. No additional option grants will be made under the 1994 Plan.


     The Company's 1998 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors, subject to stockholder approval, in June 1998. Awards may be made under the Incentive Plan for up to the sum of (i) 1,200,000 shares of Common Stock (subject to adjustment in the event of stock splits and other similar events), plus (ii) the number of shares of Common Stock (up to 1,700,000) (subject to adjustment in the event of stock splits and other similar events) subject to awards granted under the 1994 Plan which are not actually issued because options granted under such plan expire or otherwise result in shares not being issued or, in the case of restricted stock, are repurchased by the Company pursuant to the terms of the applicable stock restriction agreement.

     The Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, restricted stock awards and other stock-based awards (collectively, "Awards").

     Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to receive Awards under the Incentive Plan. Under present law, however, incentive stock options may only be granted to employees. The maximum number of shares with respect to which an Award may be granted to any participant under the Incentive Plan may not exceed 400,000 shares per calendar year.

     Optionees receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price which may be less than, equal to or greater than the fair market value of the Common Stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the

Company). The Incentive Plan permits the Board of Directors to determine the manner of payment of the exercise price of options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to the Company of shares of Common Stock, by delivery to the Company of a promissory note, or by any combination of the permitted forms of payment.


     As of June 30, 1998, approximately 136 persons would have been eligible to receive Awards under the Incentive Plan, including the Company's five executive officers and six non-employee directors. The granting of Awards under the Incentive Plan is discretionary.


     The Incentive Plan is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Incentive Plan and to interpret the provisions thereof. Pursuant to the terms of the Incentive Plan, the Board of Directors may delegate authority under the Incentive Plan to one or more committees of the Board of Directors and, subject to certain limitations, to one or more executive officers of the Company. The Board of Directors has authorized the Compensation Committee to administer the Incentive Plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the Incentive Plan, the Board of Directors, the Compensation Committee or any other committee or executive officer to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of Common Stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the duration of options, and (iv) the number of shares of Common Stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including the conditions for repurchase, issue price and repurchase price.

     In the event of a merger, liquidation or other Acquisition Event (as defined in the Incentive Plan), the Board of Directors is authorized to provide for outstanding options or other stock-based Awards to be assumed or substituted for by the acquiror. If the acquiror refuses to assume or substitute for outstanding Awards, they will accelerate, becoming fully exercisable and free of restriction, prior to consummation of the Acquisition Event. In addition, following an Acquisition Event, an assumed or substituted Award will accelerate if the employment of its holder with the acquiror is terminated prior to the first anniversary of the Aquisition Event other than "for cause," as defined in the Incentive Plan.

     No Award may be granted under the Incentive Plan after June 2008, but the vesting and effectiveness of Awards previously granted may extend beyond that date. The Board of Directors may at any time amend, suspend or terminate the Incentive Plan, except that no Award granted after an amendment of the Incentive Plan and designated as subject to Section 162(m) of the Code by the Board of Directors shall become exercisable, realizable or vested (to the extent such amendment was required to grant such Award) unless and until such amendment is approved by the Company's stockholders.

     The Company intends to grant options to purchase an aggregate of 200,000 shares of Common Stock to certain employees (none of whom is an executive officer) on the effective date of this offering at a price per share equal to the initial public offering price.

  1998 Employee Stock Purchase Plan

     The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors, subject to stockholder approval, in June 1998. The Purchase Plan authorizes the issuance of up to a total of 250,000 shares of Common Stock to participating employees.

     All employees of the Company, including directors of the Company who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the

Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary are not eligible to participate. As of June 30, 1998, approximately 130 of the Company's employees would have been eligible to participate in the Purchase Plan.


     On the first day of a designated payroll deduction period (the "Offering Period"), the Company will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase the number of shares of Common Stock equal to an amount (a whole percentage from 1% to 10% of such employee's base pay) authorized by the employee to be deducted by the Company from such employee's base pay during the Offering Period. On the last day of the Offering Period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Purchase Plan, the option price is an amount equal to 85% of the closing price (as defined) per share of the Common Stock on either the first business day or the last business day of the Offering Period, whichever is lower. In no event may an employee purchase in any one Offering Period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of whole months in such Offering Period by (b) the closing price per share of the Common Stock on the commencement date of the Offering Period. The Compensation Committee may, in its discretion, choose an Offering Period of 12 months or less for each Offering and choose a different Offering Period for each Offering.

     If an employee is not a participant on the last day of the Offering Period, such employee is not entitled to exercise any option, and the amount of such employee's accumulated payroll deductions will be refunded. An employee's rights under the Purchase Plan terminate upon voluntary withdrawal from the Purchase Plan at any time, or when such employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares which the accumulated payroll deductions in the participant's account would purchase at the date of death.

     Because participation in the Purchase Plan is voluntary, the Company cannot now determine the number of shares of Common Stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

401(k) PLAN


     The Company currently maintains a 401(k) salary reduction plan (the "401(k) Plan") which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Employees working more than 20 hours per week are eligible to begin participating in the 401(k) Plan on the first day of each calendar quarter. All eligible executive officers, other than Mr. Person, have elected to participate in the 401(k) Plan.



     Eligible employees electing to participate in the 401(k) Plan may defer a portion of their compensation on a pre-tax basis, by contributing a percentage thereof to the 401(k) Plan. The maximum contribution is prescribed in Section 401(k) of the Internal Revenue Code of 1986. The contribution limit for 1997 was $9,500. The Company made matching contributions of $30.00 plus 25% of the first four percent of the employee's compensation which is deferred under the plan in 1997, subject to the foregoing limit. Eligible employees who elect to participate in the 401(k) Plan are generally vested in the Company's matching contribution after three years of service.


EMPLOYMENT AGREEMENTS

     Pursuant to a Key Employee Agreement dated October 2, 1995, as amended on July 21, 1997, the Company agreed to employ Douglas K. Anderson as President and Chief Executive Officer. The Company also agreed to maintain a policy on the life of Mr. Anderson with a death benefit of $300,000 payable to a beneficiary named by Mr. Anderson. Under the agreement, Mr. Anderson retained 175,000 shares of Common Stock initially issued to him and surrendered the right to receive 175,000 shares in exchange for the grant of an incentive stock option to purchase 175,000 shares of Common Stock at an exercise price of $0.45 per share and supplemental compensation of $40,000 in 1997 and $60,000 in 1998. The Company also granted to Mr. Anderson an additional option to purchase 20,000 shares of Common Stock at an exercise price of $0.45 per share. On March 2, 1998, by action of the Company's Board of Directors, the Company agreed to pay Mr. Anderson an annual base salary of not less than $225,000 and a bonus of $50,000 in 1998 based on the achievement of certain performance targets. The Company also agreed to provide, under certain circumstances, for 24 months of salary continuation and acceleration of options upon termination of Mr. Anderson's employment.



     Pursuant to employment agreements dated January 2, 1993, as amended on January 2, 1994, the Company agreed to employ each of Graham H. Gurney and Clifford I. Waggoner. The Company agreed to pay each of Messrs. Gurney and Waggoner an annual base salary of $100,000. The agreements also include a covenant by each of Messrs. Gurney and Waggoner not to compete with the business of the Company, or to solicit any employee or client of the Company, during the two-year period following his employment termination, and contain customary confidentiality and invention assignment provisions.



     Pursuant to a letter agreement dated April 10, 1997, the Company agreed to employ John L. Person as Executive Vice President and Chief Operating Officer and to grant Mr. Person an incentive stock option to purchase 100,000 shares of Common Stock at an exercise price of $0.45 per share. On March 2, 1998, by action of the Company's Board of Directors, the Company agreed to pay Mr. Person an annual base salary of $190,000 and a bonus of up to $35,000 based on the achievement of certain performance targets. The Company also agreed to provide, under certain circumstances, 12 months salary continuation and acceleration of options upon termination of Mr. Person's employment.


     Pursuant to a letter agreement dated February 27, 1998, the Company agreed to employ Richard J. Willemin as Senior Vice President and Chief Financial Officer. The Company agreed to pay Mr. Willemin an annual base salary of $150,000 and to grant Mr. Willemin an incentive stock option to purchase 100,000 shares of Common Stock at an exercise price of $2.75 per share. The Company also agreed that in the event of a change in control of the Company the vesting of all such options will be accelerated.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Compensation Committee of the Board of Directors are Messrs. Carlisle, McKay and Yanak. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of or member of the Compensation Committee of the Board of Directors.


     From January 1997 to June 1998, Mr. Naudon served as a member of the Compensation Committee of the Board of Directors. Mr. Naudon is President, Chief Executive Officer, a director and majority shareholder of Spectrum, a shareholder of the Company. See "Certain Transactions."


     Each of Messrs. Carlisle and McKay was appointed to the Board of Directors as the designee of Menlo Ventures and Axiom, respectively. See "Certain Transactions."

                              CERTAIN TRANSACTIONS


     In January 1994, the Company entered into an agreement with Banking Spectrum to license certain software products and for consulting and support services. Pursuant to the agreement, the Company agreed to pay Banking Spectrum a royalty based on the licensing of software products and related services, ranging from three percent to 17% of net revenues, based on Banking Spectrum's involvement in the sale of such products and services. In March 1998, the Company and Banking

Spectrum entered into a distribution agreement and a termination agreement. The March 1998 distribution agreement provides that the Company shall have a fully-paid license to distribute twenty copies of an electronic regulatory reference product developed by Banking Spectrum. The March 1998 termination agreement releases the Company from any future royalty payments to Banking Spectrum in exchange for a cash payment of $100,000 and grants to affiliates of Banking Spectrum fully-vested options to purchase 275,000 shares of Common Stock at an exercise price of $0.45 per share. Mr. Naudon, a director of the Company, is President and Chief Executive Officer, director and the majority shareholder of Spectrum. The stock options were estimated by management to have a fair value of approximately $1.6 million, and the Company recorded a contract termination expense of approximately $1.3 million (net of amounts previously accrued) for the three months ended March 31, 1998.


     In July 1992 and January 1994, the Company entered into Professional Services Agreements (the "Prism Agreements") with Prince-Roth Information Systems Management, Inc. T/A ("PRISM"). Under the PRISM Agreements, PRISM provided data processing technical services to the Company, and the Company deferred payment for such services under the agreements until June 1995 and June 1996, respectively. Pursuant to the terms of the PRISM Agreements, Messrs. Gurney and Waggoner each received an aggregate of approximately $132,000. Spouses of the shareholders of PRISM are shareholders of the Company.

     On February 3, 1994, the Company issued an aggregate of 1,000,000 shares of Series A-1 Preferred Stock at $1.50 per share for an aggregate purchase price of $1.5 million to Menlo Ventures and Menlo Entrepreneurs Fund VI, L.P. ("Menlo Entrepreneurs"). In addition, the Company issued warrants to purchase 333,333 shares of Series A-2 Preferred Stock with an exercise price of $3.00 per share. These warrants were exercised on September 13, 1994 for $999,999. Mr. Carlisle, a director of the Company, is a general partner of MV Management VI, L.P. ("MVM"). MVM is a general partner of Menlo Ventures and Menlo Entrepreneurs.

     On September 14, 1994, the Company issued 83,333 shares of Series A-2 Preferred Stock at $3.00 per share for $50,000 cash and a $200,000 promissory note from Banking Spectrum. Mr. Naudon, a director of the Company, is President and Chief Executive Officer, and a director and the majority shareholder of Banking Spectrum.


     On May 12, 1995, the Company issued 166,667 shares of Series A-2 Preferred Stock at $3.00 per share for an aggregate purchase price of $500,000 to Connecticut Innovations, Incorporated ("CII"). CII is a holder of more than five percent of the Convertible Preferred Stock.


     On September 1, 1995, the Company issued demand notes with an interest rate of 10% per annum to Menlo Ventures and Menlo Entrepreneurs in an aggregate original principal amount of $500,000. On November 15, 1995, the Company issued demand notes with an interest rate of 10% per annum to Menlo Ventures and Menlo Entrepreneurs in an aggregate original principal amount of $500,000. Each of the notes was repaid on December 27, 1995.


     On December 27, 1995, the Company issued an aggregate of 1,543,334 shares of Series B Preferred Stock at $3.00 per share for an aggregate purchase price of $4,630,000 to certain investors, including Menlo Ventures, Menlo Entrepreneurs, Axiom and CII. In addition, the Company issued warrants to purchase 192,916 shares of Series B Preferred Stock at $4.00 per share. Warrants to purchase 84,583 shares of Series B Preferred Stock were exercised by Menlo Ventures and Menlo Entrepreneurs on March 6, 1998 for $338,332. The Company granted each of Axiom and Menlo the right (which terminates upon the closing of this offering) to designate one nominee for election to the Company's Board of Directors. Mr. McKay, a director of the Company, is Chief Executive Officer of Axiom Venture Associates, Inc. ("Axiom Associates"), the general partner of Axiom.


     On October 23, 1996, the Company issued 1,222,222 shares of Series C Preferred Stock at $4.50 per share for an aggregate purchase price of $5,500,000 to Aetna, Menlo Ventures, Menlo Entrepreneurs, Axiom and CII. In addition, the Company issued warrants to purchase 152,778 shares of

Series C Preferred Stock at $6.00 per share. Warrants to purchase 41,667 shares of Series C Preferred Stock were exercised by Menlo Ventures and Menlo Entrepreneurs on March 6, 1998 for $250,002. The Company granted Aetna the right (which terminates upon the closing of this offering) to designate one nominee for election to the Company's Board of Directors. Mr. Clarke, a director of the Company, is Vice President, Private Equity, of Aetna.



     On August 22, 1997, the Company issued 833,333 shares of Series D Preferred Stock at $6.00 per share for an aggregate purchase price of $5,000,000 to BISYS. In addition, the Company issued a warrant to purchase 416,667 shares of Series D Preferred Stock at $6.00 per share. Concurrent with such preferred stock offering, the Company entered into a software license and marketing and distribution agreement with BISYS, Inc., a subsidiary of BISYS. See
"Business -- Sales and Marketing." Pursuant to such software license and marketing and distribution agreement, BISYS, Inc. was granted the right (which continues until termination of the agreement) to nominate a candidate to the Company's Board of Directors. Mr. Neville, a director of the Company, is President of BISYS, Inc.


     The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and
(ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 30, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person or entity known to the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the directors of the Company, (iii) each of the Named Executive Officers, (iv) all directors and executive officers as a group and (v) each of the other Selling Stockholders. Except as indicated below, none of these entities has a relationship with the Company or, to the knowledge of the Company, any of the Underwriters or their respective affiliates. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. The address of each of the officers and directors of the Company is c/o Open Solutions Inc., 300 Winding Brook Drive, Glastonbury, CT 06033.



                                               SHARES BENEFICIALLY                       SHARES TO BE
                                                      OWNED                           BENEFICIALLY OWNED
                                              PRIOR TO OFFERING (1)      SHARES      AFTER OFFERING(1)(2)
                                              ----------------------     BEING      ----------------------
NAME OF BENEFICIAL OWNER                       NUMBER     PERCENTAGE   OFFERED(3)    NUMBER     PERCENTAGE
------------------------                      ---------   ----------   ----------   ---------   ----------
5% STOCKHOLDERS
MV Management VI, L.P.(4)...................  2,469,583      32.7%           --     2,469,583      24.3%
  3000 Sand Hill Road
  Building 4, Suite 100
  Menlo Park, CA 94025
The BISYS Group, Inc.(5)....................  1,250,000      15.7%           --     1,250,000      11.8%
  11 Greenway Plaza
  Houston, TX 77046
Axiom Venture Partners, L.P.(6).............    875,000      11.5%           --       875,000       8.5%
  City Place II, 17th Floor
  Hartford, CT 06103
Aetna Life Insurance Company(7).............    750,000       9.8%           --       750,000       7.3%
  151 Farmington Avenue
  Hartford, CT 06106
Carlos P. Naudon(8).........................    550,042       7.1%       55,000       495,042       4.8%
Connecticut Innovations, Incorporated(9)....    479,167       6.3%           --       479,167       4.7%
  999 West Street
  Rocky Hill, CT 06067
Lorraine H. Rothstein.......................    440,000       5.8%       88,000       352,000       3.5%
  157 Arbour Circle
  Basking Ridge, NJ 07920
Graham H. Gurney(10)........................    439,605       5.8%           --       439,605       4.3%
Ellen A. Dugan..............................    430,000       5.7%       40,000       390,000       3.8%
  33 Country Oaks
  Lebanon, NJ 08833
Clifford I. Waggoner(11)....................    378,125       5.0%           --       378,125       3.7%
OTHER DIRECTORS AND EXECUTIVE OFFICERS
Douglas K. Anderson(12).....................    339,652       4.4%           --       339,652       3.3%
Douglas C. Carlisle(4)......................  2,469,583      32.7%           --     2,469,583      24.3%
David M. Clarke(7)..........................    750,000       9.8%           --       750,000       7.3%
Samuel F. McKay(6)..........................    875,000      11.5%           --       875,000       8.5%
William W. Neville..........................         --        --            --            --        --
John L. Person(13)..........................     31,250         *            --        31,250         *
Richard J. Willemin.........................         --        --            --            --
Richard P. Yanak(14)........................     11,250         *            --        11,250         *
All executive officers and directors as a
  group (11 persons)(15)....................  5,844,507      70.7%       55,000     5,789,507      53.2%


---------------
   * Less than 1%

 (1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 30, 1998 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.


 (2) Assumes no exercise of the Underwriters' over-allotment option.


 (3) In the event that the over-allotment option is exercised in full, Messrs. Gurney and Waggoner will each sell 35,000 shares to the Underwriters. As a result of such sale, Messrs. Gurney and Waggoner will thereafter beneficially own 404,605 (3.8%) and 343,125 (3.3%), respectively, of the shares outstanding after this offering.


 (4) Consists of 2,433,003 shares held by Menlo Ventures and 36,580 shares held by Menlo Entrepreneurs. MVM is a general partner of Menlo Ventures and Menlo Entrepreneurs. Mr. Carlisle, a director of the Company, is a general partner of MVM. Mr. Carlisle disclaims beneficial ownership of the shares held by Menlo Ventures and Menlo Entrepreneurs, except to the extent of his pecuniary interests therein.


 (5) Includes 416,667 shares issuable upon the exercise of warrants held by BISYS which are exercisable within 60 days after June 30, 1998.



 (6) Includes 97,222 shares issuable upon the exercise of warrants held by Axiom which are exercisable within 60 days after June 30, 1998. Mr. McKay, a director of the Company, is Chief Executive Officer of Axiom Venture Associates, Inc., the general partner of Axiom. Mr. McKay shares voting and investment power with respect to such shares with two other executive officers of Axiom Associates. Mr. McKay disclaims beneficial ownership of the shares held by Axiom, except to the extent of his pecuniary interest therein.



 (7) Includes 83,333 shares issuable upon the exercise of warrants held by the Aetna which are exercisable within 60 days after June 30, 1998. Mr. Clarke, a director of the Company, is Vice President, Private Equity of Aetna.



 (8) Consists of 251,762 shares held by Spectrum, 23,520 shares subject to options held by Spectrum which are exercisable within 60 days after June 30, 1998, 14,375 shares held by Mr. Naudon, 205,695 shares held by Mr. Naudon which are exercisable within 60 days after June 30, 1998, 10,000 shares held by The Enrique S. Naudon Trust, 10,000 shares held by The Ignacio S. Naudon Trust, 10,000 shares held by The Huguette Rivet Trust, 9,065 shares held by The Eric P. Steingass Trust and 15,625 shares held by Allister & Naudon Profit Sharing Pension Plan. Mr. Naudon, a director of the Company, is President and Chief Executive Officer, and a director and the majority shareholder of Spectrum, a trustee of the Allister & Naudon Profit Sharing Plan, and Susan Steingass, his spouse, is a trustee of The Enrique S. Naudon Trust, The Ignacio S. Naudon Trust, The Huguette Rivet Trust and The Eric P. Steingass Trust.



 (9) Includes 34,722 shares issuable upon the exercise of warrants held by CII which are exercisable within 60 days after June 30, 1998.



(10) Includes 89,605 shares subject to options held by Mr. Gurney which are exercisable within 60 days after June 30, 1998.



(11) Includes 28,125 shares subject to options held by Mr. Waggoner which are exercisable within 60 days after June 30, 1998.



(12) Includes 164,652 shares subject to options held by Mr. Anderson which are exercisable within 60 days after June 30, 1998.

(13) Consists of shares subject to options held by Mr. Person which are exercisable within 60 days after June 30, 1998.



(14) Consists of shares subject to options held by Mr. Yanak which are exercisable within 60 days after June 30, 1998.



(15) Includes an aggregate of 723,402 shares of Common Stock subject to options or warrants which are exercisable within 60 days after June 30, 1998.

                          DESCRIPTION OF CAPITAL STOCK


     After the filing of the Company's Restated Certificate of Incorporation upon the closing of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share ("Preferred Stock"). As of June 30, 1998 (after giving effect to the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock to be effected upon the closing of this offering), there were outstanding (i) 7,544,485 shares of Common Stock held by 38 stockholders of record, (ii) options to purchase an aggregate of 1,689,500 shares of Common Stock and (iii) warrants to purchase an aggregate of 636,111 shares of Common Stock ("Warrants").


     The following summary of certain provisions of the Company's Common Stock, Preferred Stock, Warrants, Restated Certificate of Incorporation and Amended and Restated By-laws (the "By-laws") is not intended to be complete and is qualified by reference to the provisions of applicable law and to the Company's Restated Certificate of Incorporation, By-laws and Warrants included as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Certain holders of Common Stock have the right to require the Company to effect the registration of their shares of Common Stock in certain circumstances. See "Shares Eligible for Future Sale."

PREFERRED STOCK

     Under the terms of the Restated Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

     The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS


     As of June 30, 1998, the Company has outstanding warrants to purchase 108,333 shares of Series B Preferred Stock at an exercise price of $4.00 per share, warrants to purchase 111,111 shares of Series C Preferred Stock at an exercise price of $6.00 per share and a warrant to purchase 416,667 shares of Series D Preferred Stock at an exercise price of $6.00 per share. The warrants to purchase Series B Preferred Stock expire on December 27, 2000. The warrants to purchase Series C Preferred Stock expire on October 23, 2001. The warrant to purchase Series D Preferred Stock expires on August 22, 2001. All of these warrants will become warrants to purchase Common Stock upon the closing of this offering.


DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the Restated Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors. Under the Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Restated Certificate of Incorporation also provides that, after the closing of this offering, any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Restated Certificate of Incorporation further provides that special meetings of the stockholders may only be called by the Chairman of the Board, the President or the Board of Directors. Under the Company's By-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide certain information to the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Restated Certificate of Incorporation and the By-laws require the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors to amend or repeal any of the provisions described in the prior two paragraphs.

     The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no public market for the securities of the Company. Upon completion of this offering, based upon the number of shares outstanding at June 30, 1998, there will be 10,161,485 shares of Common Stock of the Company outstanding (assuming no exercise of the Underwriters' over-allotment option or outstanding warrants or options of the Company). Of these shares, the 2,800,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.


SALES OF RESTRICTED SHARES


     The remaining 7,361,485 shares of Common Stock are deemed "restricted securities" under Rule 144. Of the restricted securities, approximately 10,000 shares of Common Stock, which are not subject to the 180-day lock-up agreements (the "Lock-up Agreements") with the Representatives of the Underwriters, will be eligible for immediate sale in the public market pursuant to Rule 144(k) under the Securities Act. Approximately 146 additional shares of Common Stock, which are not subject to Lock-up Agreements, will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. Upon expiration of the Lock-up Agreements 180 days after the date of this Prospectus, approximately 7,351,339 additional shares of Common Stock will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act.



     The officers and directors of the Company, and certain securityholders, which executive officers, directors and securityholders in the aggregate hold approximately 9,665,450 shares of Common Stock (including 2,314,111 shares of Common Stock that may be acquired pursuant to the exercise of options and warrants held by them) on the date of this Prospectus, have agreed that, for a period of 180 days after the date of this Prospectus, they will not sell, consent to sell or otherwise dispose of any shares of Common Stock, or any shares convertible into or exchangeable for shares of Common Stock, owned directly by such persons or with respect to which they have the power of disposition, without the prior written consent of the Representatives of the Underwriters.



     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 101,614 shares immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.


     Securities issued in reliance on Rule 701 (such as shares of Common Stock acquired pursuant to the exercise of certain options granted under the Company's stock plans) are also restricted securities and, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, may be sold by stockholders other than Affiliates of the Company subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year holding period requirement.

OPTIONS

     The Company intends to file registration statements on Form S-8 with respect to the shares of Common Stock issuable under the 1994 Plan, the Incentive Plan and the Purchase Plan promptly following the consummation of this offering. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the Lock-Up Agreements noted above, if applicable.

REGISTRATION RIGHTS


     Pursuant to an Amended and Restated Investors' Rights Agreement dated as of August 22, 1997 among the Company and certain persons and entities (the "Rightsholders"), including Aetna, Axiom, Spectrum, BISYS, CII and Menlo Ventures and Menlo Entrepreneurs, such Rightsholders will be entitled following the offering to certain rights with respect to the registration under the Securities Act of a total of approximately 5,944,583 shares of Common Stock, including the shares issuable upon exercise of outstanding warrants (the "Registrable Stock"). The Amended and Restated Investors' Rights Agreement generally provides that, in the event the Company proposes to register any of its securities under the Securities Act, the Rightsholders shall be entitled to include Registrable Stock in such Registration, subject to the right of the managing underwriter of any underwritten offering to limit for marketing reasons the number of shares of Registrable Stock included in such "piggyback" registration period.


     The Rightsholders may, upon the request of holders of Registrable Stock having an aggregate offering price of at least $2,000,000, require the Company to prepare and file a registration statement under the Securities Act with respect to their shares of Registrable Stock at any time after this offering. The Company need effect only two such demand registrations and is not required to file a demand registration statement within one hundred eighty days after the effective date of any other registration statement filed by the Company.

EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation and Warburg Dillon Read LLC, a subsidiary of UBS AG, have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:



                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
BT Alex. Brown Incorporated.................................
Credit Suisse First Boston Corporation......................
Warburg Dillon Read LLC, a subsidiary of UBS AG.............

                                                              --------
          Total.............................................  2,800,000
                                                              ========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.


     The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
less a concession not in excess of $               per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of
$               per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.



     The Company and certain stockholders of the Company (other than the Selling Stockholders) have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 420,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,800,000, and such stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,800,000 shares are being offered.



     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company, the Selling Stockholders and certain other stockholders against certain civil liabilities, including liabilities under the Securities Act.

     The Company, each of its officers and directors, and certain of its stockholders, including all of the Selling Stockholders, have agreed, subject to certain exceptions, not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock or any shares which may be issued upon exercise of a stock option or warrant or conversion of any convertible securities into Common Stock or enter into any hedging transaction relating to the Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. The Representatives of the Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to Lock-up Agreements. See "Shares Eligible for Future Sale."

     The Representatives have advised the Company, the Selling Stockholders and certain other stockholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     In connection with this offering, the Underwriters and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an Underwriter or a dealer for distributing Common Stock in this offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company, representatives of the Selling Stockholders and certain other stockholders and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, representatives of the Selling Stockholders and certain other stockholders and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "OSIF."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by the Company, the Selling Stockholders and certain other stockholders hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for the Underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS


     The Company's financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments, exhibits, schedules and supplements thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Company is required to file electronic versions to these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


     The Company intends to distribute to its stockholders annual reports containing audited consolidated financial statements. The Company also intends to make available to its stockholders, within 45 days after the end of each fiscal quarter, reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                              OPEN SOLUTIONS INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheet at December 31, 1996, 1997 and June 30, 1998
  (unaudited)...............................................  F-3
Statement of Operations for the years ended December 31,
  1995, 1996 and 1997 and for the six months ended June 30,
  1997 (unaudited) and June 30, 1998 (unaudited)............  F-4
Statement of Cash Flows for the years ended December 31,
  1995, 1996 and 1997 and for the six months ended June 30,
  1997 (unaudited) and June 30, 1998 (unaudited)............  F-5
Statement of Changes in Stockholders' Equity (Deficit) for
  the years ended December 31, 1995, 1996 and 1997 and for
  the six months ended June 30, 1998 (unaudited)............  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Open Solutions Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of changes in stockholders' equity (deficit) present fairly, in all material respects, the financial position of Open Solutions Inc. at December 31, 1997 and 1996, and the results of its operations, its cash flows and changes in stockholders' equity (deficit) for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Hartford, Connecticut
April 6, 1998

                              OPEN SOLUTIONS INC.

                                 BALANCE SHEET


                                                                                   JUNE 30, 1998
                                                                          -------------------------------
                                                                                             PRO FORMA
                                                     DECEMBER 31,                          STOCKHOLDERS'
                                               ------------------------                       EQUITY
                                                  1996         1997          ACTUAL       (NOTE 2 AND 15)
                                               ----------   -----------   -------------   ---------------
                                                                          (UNAUDITED)       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..................  $4,437,657   $ 7,596,183    $ 6,332,616
  Restricted cash (Note 2)...................      94,241       281,090             --
  Accounts receivable (Note 2)...............   1,448,573     1,505,940      3,109,943
  Prepaid expenses and other (Note 2)........     135,210       232,807        951,427
  Deferred project costs (Note 2)............     458,675            --             --
                                               ----------   -----------    -----------
      Total current assets...................   6,574,356     9,616,020     10,393,986
Fixed assets, net (Notes 2 and 3)............     767,390     1,153,090      1,372,324
Software development costs, net (Note 2).....     204,035       533,343        646,308
                                               ----------   -----------    -----------
      Total assets...........................  $7,545,781   $11,302,453    $12,412,618
                                               ==========   ===========    ===========
LIABILITIES, MANDATORILY REDEEMABLE
  CONVERTIBLE PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...........................  $  227,887   $   104,249    $   368,514
  Royalties payable (Note 13)................      68,315       378,981             --
  Accrued expenses (Note 4)..................     372,108     1,081,917      1,294,950
  Note payable (Note 5)......................          --       175,000             --
  Current portion of long-term debt (Note
    6).......................................          --        34,668             --
  Deferred revenue (Note 2)..................   1,005,129     1,643,457      2,912,427
                                               ----------   -----------    -----------
      Total current liabilities..............   1,673,439     3,418,272      4,575,891
                                               ----------   -----------    -----------
Accrued rent expense (Note 2)................      77,731       100,823        108,919
Long-term debt, less current portion (Note
  6).........................................          --        57,778             --
                                               ----------   -----------    -----------
                                                   77,731       158,601        108,919
                                               ----------   -----------    -----------
Total liabilities............................   1,751,170     3,576,873      4,684,810
Commitments and contingencies (Note 10)......
Mandatorily redeemable convertible preferred
  stock and warrants (Note 7)................  10,573,480    15,551,214     16,139,549      $        --

Stockholders' equity (deficit) (Note 8 and
  9):
  Preferred stock, $0.01 par value;
    1,416,666, 1,416,666, 1,416,666, and
    5,000,000 shares authorized; 1,416,666,
    1,416,666, 1,416,666, and 0 shares issued
    and outstanding..........................      14,167        14,167         14,167               --
  Common stock, $0.01 par value; 8,580,417,
    9,830,417, 19,055,417, and 50,000,000
    shares authorized; 2,115,000, 2,165,325,
    2,236,013 and 7,544,485 shares issued and
    outstanding..............................      21,150        21,653         22,360           75,445
  Additional paid-in capital.................   2,674,465     2,682,569      4,311,842       20,412,473
  Accumulated deficit........................  (7,488,651)  (10,544,023)   (12,760,110)     (12,760,110)
                                               ----------   -----------    -----------      -----------
      Total stockholders' equity (deficit)...  (4,778,869)   (7,825,634)    (8,411,741)     $ 7,727,808
                                               ----------   -----------    -----------      ===========
Total liabilities, mandatorily redeemable
  convertible preferred stock and
  stockholders' equity (deficit).............  $7,545,781   $11,302,453    $12,412,618
                                               ==========   ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                              OPEN SOLUTIONS INC.

                            STATEMENT OF OPERATIONS


                                                                                              SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                ---------------------------------------   -------------------------
                                                   1995          1996          1997          1997          1998
                                                -----------   -----------   -----------   -----------   -----------
                                                                                          (UNAUDITED)   (UNAUDITED)
Revenues (Note 2):
  Software license............................  $   212,653   $   801,532   $ 4,099,722   $ 1,211,857   $ 2,758,437
  Service and maintenance.....................       55,488       217,861     2,549,890       756,824     3,010,156
                                                -----------   -----------   -----------   -----------   -----------
         Total revenues.......................      268,141     1,019,393     6,649,612     1,968,681     5,768,593
                                                -----------   -----------   -----------   -----------   -----------
Cost of revenues:
  Software license............................      223,015       507,094     1,160,005       368,606       618,795
  Service and maintenance.....................      476,991     1,530,528     3,150,536     1,390,648     2,455,041
                                                -----------   -----------   -----------   -----------   -----------
         Total cost of revenues...............      700,006     2,037,622     4,310,541     1,759,254     3,073,836
                                                -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Sales and marketing.........................      398,496     1,050,831     2,132,410       954,373     1,562,158
  Product development.........................      660,510     1,059,879     1,901,892       995,216       918,356
  General and administrative..................      399,576       645,334     1,569,568       739,708     1,345,729
  Contract termination (Note 13)..............           --            --            --            --     1,265,292
                                                -----------   -----------   -----------   -----------   -----------
         Total operating expenses.............    1,458,582     2,756,044     5,603,870     2,689,297     5,091,535
                                                -----------   -----------   -----------   -----------   -----------
Loss from operations..........................   (1,890,447)   (3,774,273)   (3,264,799)   (2,479,870)   (2,396,778)
Interest income (expense), net................       (4,506)      135,801       209,427        74,834       180,691
                                                -----------   -----------   -----------   -----------   -----------
Net loss......................................  $(1,894,953)  $(3,638,472)  $(3,055,372)  $(2,405,036)  $(2,216,087)
                                                ===========   ===========   ===========   ===========   ===========
Net loss per common share (basic and diluted)
  (Note 2)....................................  $     (0.98)  $     (1.73)  $     (1.42)  $     (1.12)  $     (1.01)
                                                ===========   ===========   ===========   ===========   ===========
Weighted average common shares outstanding
  (Note 2)....................................    1,935,644     2,102,568     2,155,333     2,146,459     2,191,878
                                                ===========   ===========   ===========   ===========   ===========
Unaudited pro forma net loss per common share
  (basic and diluted) (Note 2)................                              $     (0.41)                $     (0.30)
                                                                            ===========                 ===========
Unaudited pro forma weighted average common
  shares outstanding (Note 2).................                                7,463,805                   7,500,350
                                                                            ===========                 ===========


   The accompanying notes are an integral part of these financial statements.

                              OPEN SOLUTIONS INC.

                            STATEMENT OF CASH FLOWS


                                                                                              SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                ---------------------------------------   -------------------------
                                                   1995          1996          1997          1997          1998
                                                -----------   -----------   -----------   -----------   -----------
                                                                                          (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss....................................  $(1,894,953)  $(3,638,472)  $(3,055,372)  $(2,405,036)  $(2,216,087)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Depreciation and amortization.............       53,865       147,790       352,326       126,129       277,665
    Compensation expense related to stock and
      options granted.........................           --        52,500        85,526        52,756        68,952
    Options granted to Banking Spectrum (Note
      13).....................................           --            --            --            --     1,608,750
    Changes in operating assets and
      liabilities:
      Restricted cash.........................           --       (94,241)     (186,849)     (254,734)      281,090
      Accounts receivable.....................     (146,240)   (1,302,333)      (57,367)     (830,700)   (1,604,003)
      Prepaid expenses and other..............      (17,054)     (110,005)      (97,597)     (276,286)     (274,620)
      Deferred project costs..................           --      (458,675)      458,675       458,675            --
      Accounts payable and accrued expenses...      264,158       371,774       500,645       231,981       (35,654)
      Royalties payable.......................           --        68,315       310,666       (68,315)     (378,981)
      Deferred revenue........................           --       968,254       638,328       583,386     1,268,970
      Accrued rent expense....................           --        77,731        23,092        12,616         8,096
                                                -----------   -----------   -----------   -----------   -----------
      Net cash used by operating activities...   (1,740,224)   (3,917,362)   (1,027,927)   (2,369,528)     (995,822)
                                                -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of fixed assets...................      (92,523)     (696,874)     (597,256)     (348,969)     (374,422)
  Software development costs..................     (119,514)     (153,209)     (215,078)      (34,977)     (235,442)
                                                -----------   -----------   -----------   -----------   -----------
      Net cash used by investing activities...     (212,037)     (850,083)     (812,334)     (383,946)     (609,864)
                                                -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Net proceeds from the sale of preferred
    stock.....................................    5,092,000     5,481,480     4,977,734            --            --
  Proceeds from exercise of stock options.....        1,500            --         8,607         7,936        21,230
  Proceeds from exercise of warrants..........           --            --            --            --       588,335
  Proceeds from short-term debt...............    1,000,000            --            --            --            --
  Payments of short-term debt.................   (1,000,000)     (250,000)           --            --      (209,668)
  Proceeds from long-term debt................           --            --       104,002       104,002            --
  Payments of long-term debt..................           --            --       (91,556)           --       (57,778)
  Proceeds from subscription note
    receivable................................      120,000        60,000            --            --            --
                                                -----------   -----------   -----------   -----------   -----------
      Net cash provided by financing
         activities...........................    5,213,500     5,291,480     4,998,787       111,938       342,119
                                                -----------   -----------   -----------   -----------   -----------
  Net increase (decrease) in cash and cash
    equivalents...............................    3,261,239       524,035     3,158,526    (2,641,536)   (1,263,567)
  Cash and cash equivalents at beginning of
    period....................................      652,383     3,913,622     4,437,657     4,437,657     7,596,183
                                                -----------   -----------   -----------   -----------   -----------
  Cash and cash equivalents at end of
    period....................................  $ 3,913,622   $ 4,437,657   $ 7,596,183   $ 1,796,121   $ 6,332,616
                                                ===========   ===========   ===========   ===========   ===========
Supplemental disclosure
  Cash paid for:
    Interest..................................  $    21,781   $     3,438   $     9,148   $     4,235   $     4,305
    Income taxes..............................        4,156        25,923        19,172        12,300        25,300


    See discussion of non-cash transaction in Note 5.

   The accompanying notes are an integral part of these financial statements.

                              OPEN SOLUTIONS INC.

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                 PREFERRED STOCK        COMMON STOCK       ADDITIONAL                        TOTAL
                               -------------------   -------------------     PAID-IN     ACCUMULATED     STOCKHOLDERS'
                                SHARES     AMOUNT     SHARES     AMOUNT      CAPITAL       DEFICIT      EQUITY (DEFICIT)
                               ---------   -------   ---------   -------   -----------   ------------   ----------------
Balance -- December 31,
  1994.......................  1,416,667   $14,167   1,930,000   $19,300   $ 2,442,315   $(1,955,226)     $   520,556
  Exercise of stock
    options..................         --       --       10,000      100          1,400            --            1,500
  Proceeds from subscription
    note receivable..........         --       --           --       --        120,000            --          120,000
  Net loss...................         --       --           --       --             --    (1,894,953)      (1,894,953)
                               ---------   -------   ---------   -------   -----------   ------------     -----------
Balance -- December 31,
  1995.......................  1,416,667   14,167    1,940,000   19,400      2,563,715    (3,850,179)      (1,252,897)
  Issuance of common stock
    (Note 8).................         --       --      175,000    1,750         50,750            --           52,500
  Proceeds from subscription
    note receivable..........         --       --           --       --         60,000            --           60,000
  Net loss...................         --       --           --       --             --    (3,638,472)      (3,638,472)
                               ---------   -------   ---------   -------   -----------   ------------     -----------
Balance -- December 31,
  1996.......................  1,416,667   14,167    2,115,000   21,150      2,674,465    (7,488,651)      (4,778,869)
  Exercise of stock
    options..................         --       --       50,325      503          8,104            --            8,607
  Net loss...................         --       --           --       --             --    (3,055,372)      (3,055,372)
                               ---------   -------   ---------   -------   -----------   ------------     -----------
Balance -- December 31,
  1997.......................  1,416,667   14,167    2,165,325   21,653      2,682,569   (10,544,023)      (7,825,634)
  Exercise of stock
    options..................         --       --       70,688      707         20,523            --           21,230
  Issuance of stock options
    (Note 13)................         --       --           --       --      1,608,750            --        1,608,750
  Net loss...................         --       --           --       --             --    (2,216,087)      (2,216,087)
                               ---------   -------   ---------   -------   -----------   ------------     -----------
Balance -- June 30, 1998
  (unaudited)................  1,416,667   $14,167   2,236,013   $22,360   $ 4,311,842   $(12,760,110)    $(8,411,741)
                               =========   =======   =========   =======   ===========   ============     ===========


   The accompanying notes are an integral part of these financial statements.

                              OPEN SOLUTIONS INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY


     Open Solutions Inc. (the "Company") is a provider of client/server core processing software and related professional services to small to mid-size banks and credit unions. The Company was incorporated in Delaware in May 1992, and was formed to design and develop enterprise wide banking software. The Company released its first major product, The Complete Banking Solution, in the second quarter of 1995. The Company's design and development efforts have principally been funded through the sale of redeemable and non-redeemable equity securities as more fully described in Notes 7 and 8. The Company's current products operate in a Microsoft Windows NT environment using an Oracle relational database.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on deposit with banks, as well as short-term investments with original maturities of 90 days or less.

  Restricted Cash

     As of December 31, 1996 and 1997, certain cash amounts were restricted by a customer in an escrow account. In February 1998, the restriction was removed.

  Accounts Receivable


     Receivables are net of the allowance for doubtful accounts. As of December 31, 1996 and 1997 and June 30, 1998, the allowance for doubtful accounts was approximately $86,000, $214,000 and $260,000 (unaudited), respectively.



  Prepaid Expenses and Other (Unaudited)



     At June 30, 1998, offering costs of $444,000 have been accrued and deferred in anticipation of an initial public offering of common stock.


  Fixed Assets

     Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 5 and 7 years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

  Software Development Costs


     Software development costs for new software products and additional modules for existing software are expensed as incurred until technological feasibility is established, in accordance with Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Technological feasibility is defined as the point in time at which the Company has a product design and working model of the software product that has been appropriately tested. Software development costs incurred subsequent to the establishment of technological feasibility and prior to general release of the product are capitalized and amortized based on the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, generally three years. Capitalized software development costs were $153,209, $455,078 and $235,442 (unaudited) for years ended December 31, 1996, 1997 and for the six months ended June 30, 1998, respectively. Amortization expense was $19,919, $48,769, $125,770, $25,376 (unaudited) and $122,477

                              OPEN SOLUTIONS INC.

(unaudited) for the years ended December 31, 1995, 1996, 1997 and the six months ended June 30, 1997 and 1998, respectively. Accumulated amortization was $68,688, $194,458, and $316,935 (unaudited) as of December 31, 1996, 1997 and
June 30, 1998, respectively.


  Accrued Rent Expense

     Accrued rent expense results from the recognition of rent expense on a straight-line basis relating to a seven year lease agreement with escalating payments expiring April 2003.


  Pro Forma Data (Unaudited)



     If the offering contemplated in this Prospectus is consummated, all of the Company's preferred stock outstanding at the closing date will be converted into an equal number of shares of common stock and all outstanding warrants to purchase shares of preferred stock will become warrants to purchase an equal number of shares of common stock. The unaudited pro forma stockholders' equity as of June 30, 1998 reflects the conversion of all outstanding preferred stock into 5,308,472 shares of common stock. The unaudited pro forma net loss per common share data included in the Statement of Operations for the year ended December 31, 1997 and for the six months ended June 30, 1998 give effect to this conversion as if the shares were outstanding at the beginning of the respective periods.


  Revenue Recognition

     The Company generates revenues from licensing the rights to use its software products and certain third-party software products to end users. The Company also generates revenues from customer support and maintenance, and from implementation and training services provided to customers.


     Effective January 1, 1997 the Company early adopted AICPA Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2). Under SOP 97-2, the Company recognizes software license revenue when a noncancelable license agreement has been executed, fees are fixed and determinable, the software has been delivered, accepted by the customer if acceptance is required by the contract and other than perfunctory, and collection is considered probable. Beginning in December 1997, the Company revised its standard end user license agreements, eliminating certain customer acceptance provisions. License revenue under the revised agreement will be recognized upon software delivery, assuming all other revenue recognition criteria are met. Prior to 1997, the Company recognized software license revenue in accordance with AICPA Statement of Position 91-1, "Software Revenue Recognition" (SOP 91-1). Under SOP 91-1, the Company recognized software license revenue when the software was delivered, collectibility was probable and no other significant post delivery obligations remained.


     Maintenance revenues are recognized ratably over the maintenance period, generally one year. Revenues from implementation and training services are recognized as services are performed. The Company enters into contracts which provide both license and service elements. As such service elements are not essential to functionality of the software, in accordance with SOP 97-2, the license fees are generally recognized upon delivery and the service revenues are recognized when performed.

     Deferred revenue is comprised of payments received in advance of product delivery, maintenance and other services which have been paid by customers prior to the services being performed. Deferred project costs are comprised of costs associated with projects in process for which revenue has not yet been recognized.

                              OPEN SOLUTIONS INC.

     The Company receives royalties from several software vendors for marketing referrals. Royalty income is recognized at the time the software vendor receives payment from its customer, and such income is included in service and maintenance revenue.



     As described in Note 10, the Company anticipates receiving payments under certain license and marketing agreements. The Company expects to recognize such license revenue when the software has been delivered to the reseller's customer. When extended payment terms exist, generally the software license fee will be recognized as payments become due, unless a determination is made at the outset of the arrangement that the fee is fixed and determinable.


  Income Taxes

     The Company uses the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities and the net operating loss carryforwards using presently enacted tax rates.

  Earnings Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (EPS) (SFAS 128) which specifies the computation, presentation and disclosure requirements for earnings per share of entities with publicly held common stock or potential common stock. SFAS 128 is effective for financial statements for both interim and annual periods ended after December 15, 1997. The statement defines two earnings per share calculations, basic and diluted. Basic EPS is computed by dividing income available to common stock by the weighted average number of common shares outstanding; diluted EPS is computed by giving effect to all dilutive potential common shares that were outstanding during the period. The calculation of diluted EPS is similar to basic EPS except both the numerator and denominator are increased for the conversion of potential common shares. Dilutive common share equivalents include stock options, warrants, and convertible preferred stock.


     The 1995, 1996, 1997 and June 1998 calculations of diluted EPS do not include the exercise of stock options, conversion of preferred stock or the exercise of warrants as the effect on diluted earnings per share would have been antidilutive.


  Concentration of Credit Risk


     Financial instruments which potentially expose the Company to concentrations of credit risk are limited to accounts receivable. Sales to one bank accounted for approximately 11% (unaudited) of total revenues in the six months ending June 30, 1998. Sales to two banks accounted for approximately 17% and 15% of total revenues, respectively, in the year ended December 31, 1997. Sales to four banks accounted for approximately 38%, 22%, 20% and 14% of total revenues, respectively, in the year ended December 31, 1996. Sales to two banks accounted for approximately 56% and 43% of total revenues, respectively, in the year ended December 31, 1995. The Company maintains reserves for potential credit risks and otherwise controls this risk through credit approvals and monitoring procedures.


  Stock Based Compensation

     The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Under APB 25, compensation expense is recognized to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option. Additional disclosures required under Financial Accounting Standards Board Statement

                              OPEN SOLUTIONS INC.

No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), are included in
Note 9, Stock Option Plan.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements


     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 applies to all companies and is effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income in a set of financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions generated from non-owner sources. It includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. The Company has adopted SFAS 130 beginning January 1, 1998. For the years ended December 31, 1995, 1996, and 1997 and for the six months ended June 30, 1998, comprehensive loss was the same as net loss.


     In June 1997, the Financial Accounting Standards Board issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 applies to all public companies and is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. The Company has adopted SFAS 131 beginning January 1, 1998. The Company's operations are currently managed all within one segment.


     Unaudited Interim Financial Statements. The financial statements as of June 30, 1998 and for the six months ended June 30, 1997 and 1998 are unaudited and include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for such interim periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for any future period.


NOTE 3 -- FIXED ASSETS


                                           DECEMBER 31,
                                       ---------------------    JUNE 30,
                                         1996        1997         1998
                                       --------   ----------   -----------
                                                               (UNAUDITED)
Computer equipment...................  $633,664   $1,106,892   $1,394,467
Office furniture and equipment.......   112,262      198,200      266,468
Leasehold improvements...............   186,855      239,945      258,524
                                       --------   ----------   ----------
                                        932,781    1,545,037    1,919,459
Less: accumulated depreciation.......  (165,391)    (391,947)    (547,135)
                                       --------   ----------   ----------
                                       $767,390   $1,153,090   $1,372,324
                                       ========   ==========   ==========

                              OPEN SOLUTIONS INC.

     Depreciation expense was $33,946, $99,021 and $226,556, for the years ended December 31, 1995, 1996 and 1997, respectively, and $100,753 (unaudited) and $155,188 (unaudited) for the six months ended June 30, 1997 and 1998, respectively.


NOTE 4 -- ACCRUED EXPENSES


                                           DECEMBER 31,
                                       ---------------------    JUNE 30,
                                         1996        1997         1998
                                       --------   ----------   -----------
                                                               (UNAUDITED)
Accrued compensation.................  $146,555   $  423,833   $   335,774
Accrued third party license fees.....    75,275      327,425       192,949
Accrued sales tax....................   113,102      316,463       297,392
Accrued offering costs...............        --           --       444,000
Other................................    37,176       14,196        24,835
                                       --------   ----------   -----------
                                       $372,108   $1,081,917   $ 1,294,950
                                       ========   ==========   ===========


NOTE 5 -- NOTE PAYABLE


     In August 1997, the Company entered into an agreement with another software company for the purchase of certain assets, properties and rights relating to an ATM software product in exchange for a $255,000 note. The amount due to the vendor was paid down based on per copy fees of the purchased software products and any remaining balance was due in full on June 30, 1998. At December 31, 1997 and June 30, 1998, the balance due to the software company was $175,000 and $0 (unaudited), respectively.


NOTE 6 -- LINES OF CREDIT


     In September 1996, the Company entered into a $250,000 equipment line of credit with a bank. The equipment line allowed for draw downs through September 1997 with the outstanding borrowings on the equipment line converting to a $104,002, nine percent term loan payable in 36 months beginning October 1997. Borrowings are secured by a first security interest in the related equipment. At December 31, 1997 and June 30, 1998 the term loan balance was $92,446 and $0 (unaudited), respectively.



     In June 1997, the Company entered into a $1,000,000 working capital line of credit with the same bank. At December 31, 1997 and June 30, 1998, there was no balance outstanding under this line of credit. The line of credit is secured with a first security interest in all assets, exclusive of those financed under the equipment line. The line of credit is available up to 75% of domestic accounts receivable less than 90 days outstanding. Interest will be paid monthly at the bank's prime plus 50 basis points.



     In conjunction with these credit agreements, the Company must maintain certain liquidity, tangible capital base and quick ratio financial covenants. The Company was in compliance with its financial covenants at June 30, 1998 (unaudited). Payment of dividends is prohibited under the lines of credit.


NOTE 7 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In May 1995, the Company issued to Connecticut Innovations, Incorporated ("CII") 166,667 shares of Series A-2 Preferred Stock at $3.00 per share for $500,000. As a requirement of the funding, the Company must maintain its principal place of business and conduct the majority of its operations in Connecticut. If the Company fails to maintain its Connecticut presence, CII may require the Company to purchase CII's shares at the greater of the original purchase price plus a 40% annual

                              OPEN SOLUTIONS INC.

compounded rate of return or the fair market value of the shares. In addition, CII may require the Company to purchase its shares if the Company is a private company and is acquired by a third party or if the Company disposes of substantially all of its assets to a third party. The price of redemption will be the greater of the original purchase price of the shares plus a 25% annually compounded rate of return or the fair market value of the shares. Management does not consider any of the events that would trigger mandatory redemption to be probable events, has determined a reliable estimate of when the circumstances that would result in the shares becoming mandatorily redeemable cannot be made, and therefore does not accrue for accretion.


     In December 1995, the Company issued to a group of investors 1,543,334 shares of Series B Preferred Stock at $3.00 per share for $4,630,000. In conjunction with the sale, the Company issued 192,916 warrants to purchase additional shares of Series B Preferred Stock at $4.00 per share of which 84,583 warrants were exercised in March 1998. The Series B Preferred Stock has similar mandatory redemption features as the May 1995 Series A-2.

     In October 1996, the Company issued to a group of investors 1,222,222 shares of Series C Preferred Stock at $4.50 per share for $5,500,000. In conjunction with the sale, the Company issued 152,778 warrants to purchase additional shares of Series C Preferred Stock at $6.00 per share of which 41,667 warrants were exercised in March 1998. The Series C Preferred Stock has similar mandatory redemption features as the May 1995 Series A-2 and Series B.


     In August 1997, the Company issued to an investor 833,333 shares of Series D Preferred Stock at $6.00 per share for $5,000,000. In conjunction with the sale, the Company issued 416,667 warrants to purchase additional shares of Series D Preferred Stock at $6.00 per share. The Series D Preferred Stock has similar mandatory redemption features as the May 1995 Series A-2, Series B and Series C. Concurrent with the preferred stock offering, the investor in the Series D Preferred Stock offering also entered into a marketing and distribution agreement with the Company. For the six months ended June 30, 1998, there were revenues of $115,658 recognized under this agreement.



     The holders of preferred stock are entitled to receive noncumulative cash dividends when and as declared by the Board of Directors and have similar voting rights as common stockholders in addition to certain other defined voting rights. In the event of any voluntary or involuntary liquidation of the Company, the holders of Series A-1, Series A-2, Series B, Series C and Series D Preferred Stock shall be entitled to all unpaid dividends at the time of liquidation and $1.50, $3.00, $3.00 or $4.50 and $6.00, respectively, per share as a liquidating distribution prior to any liquidating distribution to the common stockholders. At the option of the preferred stockholders, their shares may be converted to common stock at the rate of one common stock share for one share of preferred stock. The preferred stock shall automatically convert into shares of common stock upon the closing of a firm commitment underwritten public offering (i) with an aggregate offering price of at least $10,000,000, (ii) with an offering price per share, with respect to the shares of Series A-1, Series A-2 and Series B Preferred Stock, of $6.00 and, with respect to the shares of Series C and Series D Preferred Stock, of $7.50, (iii) where the common stock is listed for trading on the Nasdaq National Market System and (iv) with the consent of the holders of at least two-thirds of the outstanding shares of Series B and Series C Preferred Stock.



     The mandatory redemption features terminate upon the closing of a public offering and the expiration of any related lock-up agreements, with the exception of the Series A-2 Preferred Stock held by CII and the Series B Preferred Stock. The rights of CII and of the holders of Series B Preferred Stock to require the Company to purchase their shares of Series A-2 Preferred Stock and Series B Preferred Stock, respectively, in the event the Company fails to maintain its Connecticut presence do not terminate. The right of CII to require the Company to purchase its shares of Series A-2 Preferred Stock in the event of a change of control terminates upon the closing of a public offering. (See Note 15).

                              OPEN SOLUTIONS INC.

NOTE 8 -- STOCKHOLDERS' EQUITY

  Capital Stock Transactions

     In December 1995, in conjunction with the issuance of the Series B Preferred Stock, the Company revised its certificate of incorporation to authorize 11,000,000 shares, of which 7,680,417 were common stock and 3,319,583 were preferred stock. In October 1996, in conjunction with the issuance of the Series C Preferred Stock, the Company revised its certificate of incorporation to authorize 13,275,000 shares of which 8,580,417 were common stock and 4,694,583 were preferred stock. In August 1997, in conjunction with the issuance of the Series D Preferred Stock, the Company revised its certificate of incorporation to authorize 15,775,000 shares, of which 9,830,417 were common stock and 5,944,583 were preferred stock. In February 1998, the Company revised its certificate of incorporation to approve an increase in authorized shares from 15,775,000 to 25,000,000.

     In January 1996, the Company issued 175,000 shares of common stock to the Chief Executive Officer, resulting in compensation expense of $52,500.

     The Company has reserved shares of common stock as follows:


                                                              DECEMBER 31,      JUNE 30,
                                                                  1997            1998
                                                              ------------    ------------
                                                                              (UNAUDITED)
     Conversion of preferred stock..........................   5,182,222       5,308,472
     Conversion of preferred stock upon exercise of
       warrants.............................................    762,361         636,111
     Exercise of options....................................   1,610,000       3,000,000
                                                              ------------    ------------
                                                               7,554,583       8,944,583
                                                              ============    ============


  Preferred Stock

     In February 1994, the Company issued 1,000,000 shares of preferred stock designated as Series A-1 Preferred Stock at $1.50 per share. In conjunction with the issuance of the Series A-1 Preferred Stock, the Company issued a warrant to purchase 333,333 shares of Series A-2 Preferred Stock with an exercise price of $3.00 per share. The warrant was subsequently converted to 333,333 shares of Series A-2 Preferred Stock in September 1994 for $999,999.

     In September 1994, the Company issued an additional 83,333 shares of preferred stock designated as Series A-2 Preferred Stock at $3.00 per share. The Company received $50,000 in cash and a note for $200,000 payable in monthly installments of $10,000 plus interest, of which $60,000 and $0 was outstanding at December 31, 1995 and 1996, respectively. The shares were pledged as collateral against the note.

     At the option of the preferred stockholders, their shares may be converted to common stock at the rate of one common stock share for one share of preferred stock. The preferred stock shall automatically convert into shares of common stock upon the closing of a public offering meeting certain criteria.

NOTE 9 -- STOCK OPTION PLAN

     The Company has established the 1994 Stock Option Plan (the "1994 Plan") for employees, officers, directors, and consultants or advisors to the Company under which the Board of Directors may grant incentive stock options and non-qualified stock options. Incentive stock options will be granted at the fair value of the Common Stock at the time of grant, as determined by the Board of Directors. Generally, incentive stock options vest 25% on the first anniversary of the date of grant

                              OPEN SOLUTIONS INC.

and then ratably on a monthly basis over the subsequent three years. In certain circumstances, at the discretion of the Board of Directors, options are granted with a vesting schedule of other than four years. Non-qualified stock options have a vesting period as determined by the Board of Directors generally vesting 25% on the first anniversary of the date of grant and then ratably on a monthly basis over the subsequent three years. The stock options are exercisable over a period of ten years from the date of grant.

     In May 1997, the shareholders approved an increase in the maximum number of shares that may be issued under the 1994 Plan from 1,110,000 to 1,610,000. In February 1998, the shareholders approved an increase in the maximum number of shares that may be issued under the 1994 Plan from 1,610,000 to 3,000,000.

     A summary of stock option activity under the 1994 Plan is as follows:


                                                                           WEIGHTED
                                                                           AVERAGE
                                                              NUMBER OF    EXERCISE
                                                               SHARES       PRICE
                                                              ---------    --------
Outstanding at December 31, 1995............................    595,500     $0.20
  Granted...................................................    386,500      0.30
                                                              ---------
Outstanding at December 31, 1996............................    982,000      0.24
  Granted...................................................    482,250      1.23
  Canceled..................................................    (47,675)     0.24
  Exercised.................................................    (50,325)     0.17
                                                              ---------
Outstanding at December 31, 1997............................  1,366,250      0.59
  Granted...................................................    404,500      1.32
  Canceled..................................................    (10,562)     2.11
  Exercised.................................................    (70,688)     0.30
                                                              ---------
Outstanding at June 30, 1998 (unaudited)....................  1,689,500      0.77
                                                              =========



     Stock options outstanding at June 30, 1998 include 275,000 stock options granted to affiliates of Banking Spectrum Services, Inc., a shareholder of the Company, in March 1998. The Company recorded contract termination expense in connection with these stock options, as described in Note 13, Related Parties.



     The following table summarizes information regarding stock options granted during 1995, 1996 and 1997, and the six months ended June 30, 1998 (unaudited):



                                                                                       WEIGHTED
                                                                                       AVERAGE
                                                                                       SFAS123
                                                                          WEIGHTED     MINIMUM
                                                              NUMBER OF    AVERAGE     VALUE AT
                                                               OPTIONS    EXERCISE      GRANT
                                                               GRANTED      PRICE        DATE
                                                              ---------   ---------   ----------
1995:
Options granted with an exercise price equal to market
  value.....................................................   245,500      $0.28       $0.09
1996:
Options granted with an exercise price equal to market
  value.....................................................   386,500       0.30        0.10
1997:
Options granted with an exercise price equal to market
  value.....................................................     8,500       0.36        0.12
Options granted with an exercise price less than market
  value.....................................................   473,750       1.25        1.10
1998:
Options granted with an exercise price less than market
  value.....................................................   404,500       1.32        5.72

                              OPEN SOLUTIONS INC.

     The weighted average SFAS 123 minimum value at grant date is the amount attributable to the option that is calculated without considering the expected volatility of the underlying stock.


     The following table summarizes additional information about stock options outstanding at June 30, 1998 (unaudited):



                               OPTIONS OUTSTANDING
           -----------------------------------------------------------         OPTIONS EXERCISABLE
               NUMBER               WEIGHTED-                            --------------------------------
           OUTSTANDING AT            AVERAGE               WEIGHTED          NUMBER          WEIGHTED
EXERCISE      JUNE 30,              REMAINING              AVERAGE       EXERCISABLE AT       AVERAGE
 PRICE          1998        CONTRACTUAL LIFE IN YEARS   EXERCISE PRICE   JUNE 30, 1998    EXERCISE PRICE
--------   --------------   -------------------------   --------------   --------------   ---------------
 $0.15         296,000                 5.9                  $0.15            291,250           $0.15
  0.15          20,000                 6.6                   0.15             17,083            0.15
  0.30         133,000                 7.1                   0.30            104,759            0.30
  0.30         368,000                 7.9                   0.30            181,510            0.30
  0.45         311,000                 8.7                   0.45            164,261            0.45
  0.45         275,000                 9.7                   0.45            275,000            0.45
  2.75         157,500                 9.3                   2.75              2,292            2.75
  2.75           8,500                 9.7                   2.75                 --              --
  2.75         100,000                 9.8                   2.75                 --              --
  4.50           9,000                 9.8                   4.50                 --              --
  6.00          11,500                10.0                   6.00                 --              --
             ---------                                                     ---------
             1,689,500                                                     1,036,155
             =========                                                     =========


     Had compensation expense been recognized based on the minimum value of the employee options at their grant dates, as prescribed in SFAS 123, the Company's pro forma net loss would have been as follows:


                                                                              SIX MONTHS
                                         YEAR ENDED DECEMBER 31,                ENDED
                                ------------------------------------------     JUNE 30,
                                    1995           1996           1997           1998
                                ------------   ------------   ------------   ------------
                                                                             (UNAUDITED)
Net loss:
  As reported.................   $1,894,953     $3,638,472     $3,055,372     $2,216,087
  Pro forma...................    1,896,688      3,646,337      3,131,847      2,317,576
Pro forma net loss per share
  (basic and diluted):
  As reported.................   $    (0.98)    $    (1.73)    $    (1.42)    $    (1.01)
  Pro forma...................        (0.98)         (1.73)         (1.45)         (1.06)


     The minimum value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted during the applicable period: .


                                                                                JUNE 30,
                                                 1995     1996       1997         1998
                                                -------  -------  -----------  -----------
                                                                               (UNAUDITED)
Risk free interest rate.......................   7.24%    6.72%   5.65%-6.66%  5.32%-5.46%
Expected dividend yield.......................   None     None       None         None
Expected life of option.......................  6 years  6 years    6 years      6 years
Expected volatility...........................    0%       0%         0%           0%


     The minimum value method requires the input of subjective assumptions. Changes in the subjective input assumptions can materially affect the minimum value estimate.

                              OPEN SOLUTIONS INC.

     Compensation of $358,513 and $419,325 (unaudited) has been attributed to those common stock options granted to employees during 1997 and the six months ended June 30, 1998, respectively, with an exercise price below estimated fair value. Compensation expense is recognized over the four year vesting period and totaled $85,526, $52,756 (unaudited) and $68,952 (unaudited) for the year ended December 31, 1997 and the six months ended June 30, 1997 and 1998, respectively.


NOTE 10 -- COMMITMENTS AND CONTINGENCIES


     At June 30, 1998, the Company was committed under facility and various other operating leases with an initial term of more than one year which expire at various dates through 2003. Terms of the facility lease provide for escalating rent payments in future years. Minimum lease payments under these noncancelable leases are approximately as follows:



                                         AS OF          AS OF
                                       JUNE 30,      DECEMBER 31,
                                         1998            1997
                                      -----------    ------------
                                      (UNAUDITED)
January 1 -- June 30, 1998..........  $       --      $   82,000
July 1 -- December 31, 1998.........      86,000          86,000
1999................................     182,000         182,000
2000................................     191,000         191,000
2001................................     211,000         211,000
2002................................     219,000         219,000
Thereafter..........................      72,000          72,000
                                      ----------      ----------
          Total minimum
            obligations.............  $  961,000      $1,043,000
                                      ==========      ==========



     Rent expense under operating leases was approximately $36,000, $149,000 and $194,000 for the years ended December 31, 1995, 1996 and 1997 and $101,000
(unaudited) and $127,000 (unaudited) for the six months ended June 30, 1997 and 1998, respectively.



     The Company has license and marketing agreements which provide certain geographically exclusive rights to use the Company's software product for the outsourcing of core processing services to banks and credits unions. The agreements provide defined geographic exclusivity as long as minimum revenue targets are met.


     From time to time in the ordinary course of business, the Company is subject to legal proceedings. While it is impossible to determine the ultimate outcome of such matters, it is management's opinion that the resolution of any pending issues will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 11 -- DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash, trade accounts receivable, other current assets, trade accounts payable, royalties payable, accrued expenses, notes payable and outstanding lines of credit approximate fair value because of the short maturity of those instruments.

                              OPEN SOLUTIONS INC.

NOTE 12 -- INCOME TAXES


     Significant components of the Company's deferred tax asset at December 31, 1996 and 1997, and June 30, 1998 are as follows:



                                        DECEMBER 31,
                                  -------------------------    JUNE 30,
                                     1996          1997          1998
                                  -----------   -----------   -----------
                                                              (UNAUDITED)
Gross deferred tax assets:
  Net operating loss
     carryforwards..............  $ 2,853,000   $ 3,967,000   $ 4,105,000
  Research & development credit
     carryforwards..............      130,000       332,000       446,000
  Stock option expense..........           --            --       643,000
  Other.........................       32,000       126,000       147,000
                                  -----------   -----------   -----------
                                    3,015,000     4,425,000     5,341,000
                                  -----------   -----------   -----------
Gross deferred tax liability:
  Capitalized software
     development costs..........       84,000       221,000       189,000
  Accelerated depreciation......       14,000        71,000        86,000
                                  -----------   -----------   -----------
                                       98,000       292,000       275,000
                                  -----------   -----------   -----------
Valuation allowance.............   (2,917,000)   (4,133,000)   (5,066,000)
                                  -----------   -----------   -----------
Net deferred tax asset..........  $        --   $        --   $        --
                                  ===========   ===========   ===========



     The Company has provided a valuation allowance for the full amount of the net deferred tax asset as of December 31, 1996 and 1997 and June 30, 1998 since management has not determined realization of these future benefits to be more likely than not. If the Company achieves profitability, the deferred tax asset would be available, subject to certain annual limitations, to offset future income taxes.



     At June 30, 1998, the Company had approximately $10.1 million (unaudited) of federal net operating loss carryforwards that begin expiring in 2007 and had approximately $10.9 million (unaudited) of state net operating loss carryforwards that begin expiring in 1998. At June 30, 1998, the Company had approximately $446,000 (unaudited) of research and development credit carryforwards that begin expiring in 2007.



     As defined in the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating loss and tax credit carryforwards. The Company experienced such an ownership change in December 1995 which limits approximately $3.2 million of federal net operating loss carryforwards and $149,000 of research tax credits to a $307,000 annual Section 382 limitation.


NOTE 13 -- RELATED PARTIES

  Banking Spectrum


     In January 1994, the Company entered into an agreement with Banking Spectrum Services, Inc., a shareholder of the Company, and Banking Spectrum, Inc. (collectively, "Banking Spectrum"), to provide and receive certain consulting and support services. The majority shareholder of Banking Spectrum Services, Inc. is a director and shareholder of the Company. Pursuant to the agreement, the Company agreed to pay Banking Spectrum a royalty based on the licensing of software products and related services, ranging from three percent to 17% of net revenues, based on Banking Spectrum's involvement in the sale of such products and services. The Company recognized royalty expense of $9,021, $72,064, $337,945, $75,515 (unaudited) and $90,403 (unaudited) for the years

                              OPEN SOLUTIONS INC.

ended December 31, 1995, 1996, 1997 and for the six months ended June 30, 1997 and 1998, respectively.



     In March 1998, the Company and Banking Spectrum terminated their previous agreement and entered into a distribution and termination agreement. The new agreement released the Company from any future royalty payments to Banking Spectrum in exchange for cash payment of $100,000 to Banking Spectrum and fully vested options to affiliates of Banking Spectrum Services, Inc. to purchase 275,000 shares of Common Stock at an exercise price of $0.45 per share. The stock options were estimated by management to have a fair value of approximately $1.6 million (unaudited). Net of amounts previously accrued, the Company recorded a contract termination expense of approximately $1.3 million (unaudited) for the six months ended June 30, 1998.


  PRISM

     During 1994, the Company borrowed $250,000 from Prince-Roth Information Systems Management Inc. ("PRISM"), a related party. Spouses of the shareholders of PRISM are shareholders of the Company. The note was paid in full during 1996 including interest due. Interest expense was $0 and $3,000 for the years ended December 31, 1995 and 1996, respectively.


NOTE 14 -- 401(K) PLAN



     In 1994 the Company established a voluntary 401(k) plan in which all full time employees are eligible to participate. Since July 1996 the Company has provided matching contributions of $30.00 per year plus 25% of the first four percent of the employee's compensation which is deferred under the plan. Eligible employees who elect to participate in the 401(k) plan are generally vested in the Company's matching contributions after three years of service. Company contributions for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1998, were $0, $9,926, $27,773, and $24,112
(unaudited), respectively.



NOTE 15 -- SUBSEQUENT EVENTS (UNAUDITED)


  Amended and Restated Certificate of Incorporation

     After the filing of the Company's Amended and Restated Certificate of Incorporation upon the closing of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.


  1994 Plan



     The Company's 1994 Plan was amended by the Board of Directors, subject to stockholder approval, in June 1998, effective upon the closing of the offering, to provide for acceleration of vesting upon an acquisition event, as defined.


  1998 Stock Incentive Plan


     The Company's 1998 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors, subject to stockholder approval, in June 1998, effective upon the closing of the offering contemplated in this Prospectus. Awards may be made under the Incentive Plan for up to the sum of (i) 1,200,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events), plus (ii) the number of shares of common stock (up to 1,700,000) (subject to adjustment in the event of stock splits and other similar events) subject to awards granted under the 1994 Plan which are not actually issued because options granted under such plan expire or

                              OPEN SOLUTIONS INC.

otherwise result in shares not being issued or, in the case of restricted stock, are repurchased by the Company pursuant to the terms of the applicable stock restriction agreement.

  1998 Employee Stock Purchase Plan

     The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors, subject to stockholder approval, in June 1998, effective upon the closing of the offering. The Purchase Plan authorizes the issuance of up to a total of 250,000 shares of common stock to participating employees.


  Amendment to Preferred Stock and Warrant Purchase Agreements



     In July 1998, the Company, CII and the requisite number of holders of Series B and Series C Preferred Stock amended the Series A-2 Preferred Stock and Warrant Purchase Agreement, dated as of May 12, 1995, the Series B Preferred Stock and Warrant Purchase Agreement, dated as of December 27, 1995, and the Series C Preferred Stock and Warrant Purchase Agreement, dated as of October 23, 1996, to provide that the mandatory redemption provisions of the Series A-2, Series B and Series C Preferred Stock terminate upon the closing of a public offering.

-----------------------------------------------------
-----------------------------------------------------
  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                               ------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
Use of Proceeds.......................    15
Dividend Policy.......................    15
Capitalization........................    16
Dilution..............................    17
Selected Financial Data...............    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    28
Management............................    37
Certain Transactions..................    45
Principal and Selling Stockholders....    48
Description of Capital Stock..........    51
Shares Eligible for Future Sale.......    54
Underwriting..........................    56
Legal Matters.........................    57
Experts...............................    57
Additional Information................    58
Index to Financial Statements.........   F-1


                               ------------------
  UNTIL               , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
-----------------------------------------------------
-----------------------------------------------------

-----------------------------------------------------
-----------------------------------------------------


                                2,800,000 SHARES


                             [OPEN SOLUTIONS LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                 BT ALEX. BROWN

                           CREDIT SUISSE FIRST BOSTON

                            WARBURG DILLON READ LLC
                                            , 1998

-----------------------------------------------------
-----------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee........................................    $ 11,800
NASD filing fee.............................................       4,500
Nasdaq National Market listing fee..........................      95,000
Blue Sky fees and expenses..................................      10,000
Transfer Agent and Registrar fees...........................      15,000
Accounting fees and expenses................................     250,000
Legal fees and expenses.....................................     250,000
Printing and mailing expenses...............................     150,000
Miscellaneous...............................................     113,700
                                                                --------
     Total..................................................    $900,000
                                                                ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article NINTH of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article NINTH of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Under Section 8 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as
Exhibit 1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth in chronological order is information regarding shares of Common Stock and Preferred Stock issued, warrants issued and options granted by the Registrant since June 1995. Further included is the consideration, if any, received by the Registrant for such shares, warrants and options and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed.


          1. On December 27, 1995, the Registrant sold a total of 1,543,334 shares of Series B Preferred Stock to Axiom Venture Partners L.P., Barry Bloom, Mark Heller, Menlo Ventures VI, L.P., Menlo Entrepreneurs Fund VI, L.P., Connecticut Innovations, Incorporated and Zachs CMP for an aggregate purchase price of $4.6 million. The Registrant also issued such investors warrants to purchase an aggregate of 192,916 shares of Series B Preferred Stock at an exercise price of $4.00 per share.


          2. On October 23, 1996, the Registrant sold a total of 1,222,222 shares of Series C Preferred Stock to Aetna Life Insurance Company, Axiom Venture Partners L.P., Menlo Ventures VI, L.P., Menlo Entrepreneurs Fund VI, L.P. and Connecticut Innovations, Incorporated for an aggregate purchase price of $5.5 million. The Registrant also issued such investors warrants to purchase an aggregate of 152,778 shares of Series C Preferred Stock at an exercise price of $6.00 per share.

          3. On August 22, 1997, the Registrant sold a total of 833,333 shares of Series D Preferred Stock to The BISYS Group, Inc. for $5.0 million. The Company also issued such investor a warrant to purchase 416,667 shares of Series D Preferred Stock at an exercise price of $6.00 per share.

          4. On March 6, 1998, the Registrant issued a total of 84,583 shares of Series B Preferred Stock and 41,667 shares of Series C Preferred Stock to Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. upon the exercise of warrants.

     Certain of the transactions described above involved directors, officers and five percent stockholders of the Registrant. See "Certain Transactions."


     The Registrant's 1994 Stock Option Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant in March 1994. As of June 30, 1998, options to purchase 61,013 shares of Common Stock had been exercised for an aggregate consideration of $10,336, options to purchase 1,689,500 shares of Common Stock were outstanding and 175,000 shares of Common Stock had been issued under an award of restricted stock under such plan.


     The securities issued in the foregoing transactions were either (i) offered and sold in reliance upon exemptions from Securities Act registration set forth in Sections 3(b) and 4(2) of the Securities Act, or any regulations promulgated thereunder, relating to sales by an issuer not involving any public offering, or
(ii) in the case of certain options to purchase shares of Common Stock and shares of Common Stock issued upon the exercise of such options, such offers and sales were made in reliance upon an exemption from registration under Rule 701 of the Securities Act. No underwriters were involved in the foregoing sales of securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


EXHIBIT
NO.                                 DESCRIPTION
-------                             -----------
      *1    Form of Underwriting Agreement.
     3.1    Certificate of Incorporation of the Registrant, as amended.
     3.2    Amended and Restated Certificate of Incorporation of the
            Registrant, to be effective upon the closing of this
            offering.
    *3.3    By-Laws of the Registrant, as amended.
     3.4    Amended and Restated By-Laws of the Registrant, to be
            effective upon the closing of this offering.
     4.1    Specimen certificate for shares of Common Stock.
       5    Opinion of Hale and Dorr LLP.
    10.1    1994 Stock Option Plan, as amended.
    10.2    1998 Stock Incentive Plan, including forms of stock option agreement for incentive and nonstatutory stock options.
   *10.3    1998 Employee Stock Purchase Plan.
    10.4    Amended and Restated Investors' Rights Agreement, dated as of August 22, 1997, between the Company and the Investors
            (as defined therein).
    10.5    Form of Stock Subscription Warrant to Purchase Series B
            Preferred Stock dated December 27, 1995.
    10.6    Form of Stock Subscription Warrant to Purchase Series C
            Preferred Stock dated October 23, 1996.
    10.7    Stock Subscription Warrant to Purchase Series D Preferred
            Stock, dated August 22, 1997, issued to The BISYS Group,
            Inc.
    10.8    Key Employee Agreement between the Company and Douglas K.
            Anderson dated September 1995, as amended.
  +*10.9    Software License and Marketing and Distribution Agreement,
            between the Company and BISYS, Inc., dated as of August 20,
            1997.
 +*10.10    License and Marketing Agreement, between the Company and
            Connecticut On-Line Computer Center, Inc., dated as of
            December 9, 1997.
 +*10.11    Software License Agreement, between the Company and Unisys
            Corporation, dated as of June 18, 1997.

EXHIBIT
NO.                                 DESCRIPTION
-------                             -----------
   10.12    Employment Agreement between the Company and Graham H.
            Gurney dated January 2, 1993, as amended.
   10.13    Employment Agreement between the Company and Clifford I.
            Waggoner dated January 2, 1993, as amended.
  *10.14    Letter Agreement between the Company and John L. Person
            dated April 10, 1997.
  *10.15    Letter Agreement between the Company and Richard J. Willemin dated February 27, 1998.
  *10.16    Form of Information Processing System Agreement.
  *10.17    Form of prior Information Processing System Agreement.
   10.18    Agreement, dated March 26, 1998, among the Company, Banking
            Spectrum, Inc. and Banking Spectrum Services, Inc.
    23.1    Consent of PricewaterhouseCoopers LLP.
    23.2    Consent of Hale and Dorr LLP (included in Exhibit 5).
     *24    Power of Attorney (included on page II-6).
      27    Financial Data Schedule.


---------------

 * Previously filed.



 + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.


     (B) FINANCIAL STATEMENT SCHEDULES

     Schedule II -- Valuation and Qualifying Accounts is included in this Registration Statement. All other schedules have been omitted because they are not required or because the required information is given in the Registrant's Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Amended and Restated Certificate of Incorporation of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Glastonbury, Connecticut, on this 17th day of July, 1998.


                                          OPEN SOLUTIONS INC.

                                          By:   /s/ DOUGLAS K. ANDERSON
                                          --------------------------------------
                                                     Douglas K. Anderson
                                                    Chairman of the Board
                                                 and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----

              /s/ DOUGLAS K. ANDERSON                Chairman of the Board and Chief      July 17, 1998
---------------------------------------------------  Executive Officer (Principal
                Douglas K. Anderson                  Executive Officer)

              /s/ RICHARD J. WILLEMIN                Senior Vice President and Chief      July 17, 1998
---------------------------------------------------  Financial Officer (Principal
                Richard J. Willemin                  Financial and Accounting Officer)

                         *                           Director                             July 17, 1998
---------------------------------------------------
                Douglas C. Carlisle

                         *                           Director                             July 17, 1998
---------------------------------------------------
                  David M. Clarke

                         *                           Director                             July 17, 1998
---------------------------------------------------
                 Graham H. Gurney

                         *                           Director                             July 17, 1998
---------------------------------------------------
                  Samuel F. McKay

                         *                           Director                             July 17, 1998
---------------------------------------------------
                 Carlos P. Naudon

                         *                           Director                             July 17, 1998
---------------------------------------------------
                William W. Neville

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----

                         *                           Director                             July 17, 1998
---------------------------------------------------
               Clifford I. Waggoner

                         *                           Director                             July 17, 1998
---------------------------------------------------
                 Richard P. Yanak

             */s/ RICHARD J. WILLEMIN
---------------------------------------------------
                 Attorney-in-fact

                                                                     SCHEDULE II

                              OPEN SOLUTIONS INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                         ADDITIONS
                               BALANCE AT    ----------------------------------   DEDUCTIONS   BALANCE AT
                              BEGINNING OF   CHARGE TO COSTS    CHARGE TO OTHER     NET OF       END OF
        DESCRIPTION              PERIOD        AND EXPENSES        ACCOUNTS       WRITE-OFFS     PERIOD
        -----------           ------------   ----------------   ---------------   ----------   ----------
ALLOWANCE FOR DOUBTFUL
  ACCOUNTS:
Years ended
  December 31, 1995.........     $  --            $  --              $  --          $  --        $  --
  December 31, 1996.........        --               86                 --             --           86
  December 31, 1997.........        86              239                 --            111          214
Six months ended June 30,
  1998 (unaudited)..........       214              175                 --            129          260

                                 EXHIBIT INDEX


EXHIBIT
NO.                                 DESCRIPTION
-------                             -----------
      *1    Form of Underwriting Agreement.
     3.1    Certificate of Incorporation of the Registrant, as amended.
     3.2    Amended and Restated Certificate of Incorporation of the
            Registrant, to be effective upon the closing of this
            offering.
    *3.3    By-Laws of the Registrant, as amended.
     3.4    Amended and Restated By-Laws of the Registrant, to be
            effective upon the closing of this offering.
     4.1    Specimen certificate for shares of Common Stock.
       5    Opinion of Hale and Dorr LLP.
    10.1    1994 Stock Option Plan, as amended.
    10.2    1998 Stock Incentive Plan, including forms of stock option agreement for incentive and nonstatutory stock options.
   *10.3    1998 Employee Stock Purchase Plan.
    10.4    Amended and Restated Investors' Rights Agreement, dated as of August 22, 1997, between the Company and the Investors
            (as defined therein).
    10.5    Form of Stock Subscription Warrant to Purchase Series B
            Preferred Stock dated December 27, 1995.
    10.6    Form of Stock Subscription Warrant to Purchase Series C
            Preferred Stock dated October 23, 1996.
    10.7    Stock Subscription Warrant to Purchase Series D Preferred
            Stock, dated August 22, 1997, issued to The BISYS Group,
            Inc.
    10.8    Key Employee Agreement between the Company and Douglas K.
            Anderson dated September 1995, as amended.
  +*10.9    Software License and Marketing and Distribution Agreement,
            between the Company and BISYS, Inc., dated as of August 20,
            1997.
 +*10.10    License and Marketing Agreement, between the Company and
            Connecticut On-Line Computer Center, Inc., dated as of
            December 9, 1997.
 +*10.11    Software License Agreement, between the Company and Unisys
            Corporation, dated as of June 18, 1997.
   10.12    Employment Agreement between the Company and Graham H.
            Gurney dated January 2, 1993, as amended.
   10.13    Employment Agreement between the Company and Clifford I.
            Waggoner dated January 2, 1993, as amended.
  *10.14    Letter Agreement between the Company and John L. Person
            dated April 10, 1997.
  *10.15    Letter Agreement between the Company and Richard J. Willemin dated February 27, 1998.
  *10.16    Form of Information Processing System Agreement.
  *10.17    Form of prior Information Processing System Agreement.
   10.18    Agreement, dated March 26, 1998, among the Company, Banking
            Spectrum, Inc. and Banking Spectrum Services, Inc.
    23.1    Consent of PricewaterhouseCoopers LLP.
    23.2    Consent of Hale and Dorr LLP (included in Exhibit 5).
     *24    Power of Attorney (included on page II-6).
      27    Financial Data Schedule.


---------------

 * Previously filed.



 + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.